
NO ACT





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

July 29, 2008

Jason P. Muncy
Senior Counsel
The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3515

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 7/29/2008

Re: The Procter & Gamble Company
Incoming letter dated June 10, 2008

Dear Mr. Muncy:

This is in response to your letter dated June 10, 2008 concerning the shareholder proposal submitted to Procter & Gamble by MJH Raichyk. We also have received a letter from the proponent dated June 14, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: MJH Raichyk, PhD
Mathematical Decision Analyst
4263 Ferguson Dr. #2
Cincinnati, OH 45245



Jason P. Muncy
Senior Counsel

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-1042
Fax: (513) 983-2611
muncy.j@pg.com

June 10, 2008

VIA EMAIL (cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *The Procter & Gamble Company / Proposal Submitted by MJH Raichjk*

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"). As discussed below, the Company received a shareholder proposal (the "Proposal") from MJH Raichjk (the "Proponent") for inclusion in the proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). By this letter the Company requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities & Exchange Commission (the "Commission") if the Company excludes the Proposal from the 2008 Proxy Materials for the reasons discussed below.

I. Factual Background

On May 6, 2008, the Company received a shareholder proposal for its 2008 Annual Meeting of Shareholders from the Proponent in an email submission dated May 5, 2008 (the "Initial Proposal") (Attached as Exhibit A). The Initial Proposal suffered from a number of procedural deficiencies under Rule 14a-8. Accordingly, on May 13, 2008, the Company sent a detailed notice describing each procedural deficiency (the "Deficiency Notice") and requested that the Proponent cure these deficiencies within 14 days of receipt (Attached as Exhibit B).

On May 20, 2008, the Proponent submitted a revised proposal (the "Revised Proposal") via email (Attached as Exhibit C). While the Proponent provided proof ownership and a written statement of her intent to hold the requisite number of shares through the date of the Annual Meeting of Shareholders, the Revised Proposal still exceeded 500 word limit set forth in Rule 14a-8(d). On May 27, 2008, the Proponent submitted a second revised proposal (the "Final Proposal") (Attached as Exhibit D). Notwithstanding the additional revisions made by Proponent, the Final Proposal also exceeds the 500 word limit set by Rule 14a-8(d).



II. No-Action Request

The Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the Initial Proposal, the Revised Proposal and the Final Proposal (hereinafter, referred to together as the "Proposals") from its 2008 Proxy Materials. The Company believes that there are several procedural and substantive bases for exclusion of the Proposals. The Company intends to exclude the Proposals from its 2008 Proxy Materials under Rule 14a-8(f)(1) on the basis that they exceed the word 500-word limitation of Rule 14a-8(d). The Company also believes that it can exclude the Proposals under Rule 14a-8(i)(7) and Rule 14a-8(i)(3), respectively, on the bases that they deal with matters relating to the Company's ordinary business operations and are materially false, misleading, vague and/or indefinite.

Finally, to the extent that the Staff does not agree with any of the foregoing bases for exclusion apply, the Company intends to exclude the Proposals from the 2008 Proxy Materials under (1) Rule 14a-8(f)(1) because they violate the one-proposal limitation imposed by Rule 14a-8(c); (2) Rule 14a-8(i)(5) because they relate to operations which account for less than 5 percent of the Company's total assets and less than 5 percent of its net earnings and gross sales and are not otherwise significantly related to the Company's business; and (3) Rule 14a-8(i)(6) because the Company lacks the power to implement the Proposals.

Each of the Proposals contains other procedural and substantive deficiencies, but we have refrained from raising such objections at this time. We respectfully reserve the right to raise such objections should the relief requested herein not be granted by the Staff. Pursuant to Rule 14a-8(j) under the Exchange Act, please find attached a copy of the Proposals, this letter, and our correspondence with the Proponent concerning the Proposals. Because this request will be submitted electronically pursuant to guidance found on the Commission's website, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). The Company is simultaneously providing a copy of this submission to the Proponent.

III. The Proposals Violate the 500-Word Limitation of Rule 14a-8(d)

Rule 14a-8(d) states that "the proposal, including any accompanying statement, may not exceed 500 words." The Staff has explained that "any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement" for purposes of this word limit. *See Staff Legal Bulletin No. 14 §C(2)(a)* ("SLB 14") (July 13, 2001) (stating that any "title" or "heading" that meets this test may be counted toward the 500-word limit).

A. The Proposals Exceed 500 Words

The Initial Proposal, including its supporting statement, included more than 1700 words. The Deficiency Notice, which was sent within 14 days of receipt of the Initial Proposal, explained:

- the requirement of Rule 14a-8(d) that a proposal, together with any supporting statement, not exceed 500 words;
- that the Proponent was required to submit a revised proposal that complied with the 500-word limitation; and



- that such revised proposal had to be postmarked or submitted electronically within 14 days of receipt of the Company's notice.

Consistent with SLB 14, the Company also enclosed a copy of Rule 14a-8 with the Deficiency Notice.

As noted above, the Proponent submitted the Revised Proposal on May 20, 2008. The Revised Proposal contained approximately 630 words and therefore did not satisfy the requirements of Rule 14a-8(d). Indeed, the cover note to the Revised Proposal acknowledged as much noting that the attached proposal was slightly "under the 600 word count by one method."

On May 27, 2008 the Proponent submitted the Final Proposal. While the Final Proposal was shorter than the Revised Proposal, it still did not satisfy the 500 word limit in Rule 14a-8(d). The Final Proposal contains 559 words. Consistent with SLB 14 §(C)(2)(a) and previous Staff guidance, this count includes the title (beginning with "To the Shareholder and ending with "A Proposal") and the conclusion (beginning with "Respectfully submitted" and ending with "25 years of workers' profit-sharing"). Even were the Staff to conclude, contrary to previous Staff precedent, that none of these words should be included in the count, the Final Proposal still contains at least 507 words.

Because the Proponent failed to submit a proposal of 500 words or less consistent with Rule 14a-8(d) within 14 days of being notified of the 500-word limitation, the Company believes that it may exclude the Proposals from its 2008 Proxy Materials in reliance on Rule 14a-8(f).

B. The Failure to Reduce the Proposals to 500 Words or Less Provides a Basis For Exclusion under Rule 14a-8(d)

Following the Company's Deficiency Notice, the Proponent failed to revise her submission to conform to the requirements of Rule 14a-8(d). This failure provides a basis for exclusion under Rule 14a-8(d). *See, e.g., Bank of America Corp.* (January 27, 2005) (concurring that a proposal could be excluded because it exceeded 500 words); *The Procter & Gamble Co.* (August 10, 2004) (concurring that a proposal could be excluded because it exceeded 500 words); *Amgen, Inc.* (January 12, 2004) (proponent was given the opportunity to reduce the length of a submission to 500 words but failed to do so, resulting in the exclusion of the proposal) (reconsideration request denied, February 10, 2005).

In light of these no-action letters, we respectfully request that the Staff concur in the Company's view that it may exclude the Proposals from its 2008 Proxy Materials in reliance on Rule 14a-8(d).

IV. The Proposals Violate Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits the exclusion of shareholder proposals that deal with matters relating to a company's ordinary business operations. The Commission has acknowledged that the underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See SEC Release No. 34-40018* (May 21, 1998). More specifically, the Commission noted that the ordinary business exclusion rests on two central considerations: (1) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (2) the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a



complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Company is one of the world's largest manufacturers, marketers and distributors of pet foods under its Iams® and Eukanuba® brands. Its stated mission is to "Enhance the well-being of dogs and cats by providing branded Iams and Eukanuba nutritional products with superior performance, quality and value." There is no question that the Proposals go to the very heart of the Company's "ordinary business operations" – namely the manufacturing, marketing, and distribution of pet food.

There are no tasks more fundamental to management's ability to operate a pet food business than decisions regarding (1) the types of products that it manufactures and sells; (2) the proper ingredients to include in those products; (3) the marketing plans and methods by which it induces consumers to buy those products; and (4) the manner in which it conducts research and development to create new products. The Proponent recommends that the Company:

- re-direct consumers to buy, and meat and grocery suppliers to stock, affordable canned or raw meat, with coupon inducements and increased production of IAMS low-carb canned foods
- re-position kibble as habitat-relief for desireable omnivore/backyard wildlife
- consider re-invention of convenience non-carbohydrate food, possibly drawing on space-science research, other cultures' cuisines and natural cat-toy edibles.

At one fell swoop, the Proponent seeks to entirely supplant management's ability to make decisions regarding the day-to-day business operations of the Company.

The Staff has consistently recognized that the sale of particular products and the selection of raw materials and ingredients to include in those products are quintessential ordinary business operations and that shareholder proposals addressing these matters are excludable under Rule 14a-8(i)(7). *See Family Dollar, Inc.* (November 6, 2007) (permitting exclusion of a proposal to provide a report evaluating product ingredients for toxic substances and hazardous components because the sale of particular products relates to a company's ordinary business operations); *Walgreen Co.* (October 13, 2006) (allowing exclusion of a proposal to provide a report characterizing the ingredients of its cosmetics and personal care products because the sale of particular products relates to a company's ordinary business operations); *Wal-Mart Stores, Inc.* (March 24, 2006) (permitting exclusion of a proposal to provide a report evaluating product ingredients for toxic substances and hazardous components because the sale of particular products relates to a company's ordinary business operations); and *Borden, Inc.* (January 16, 1990) (allowing exclusion of a proposal to provide a report on the use of irraditation in food processing because the choice of processes and supplies used in the preparation of its products relates a company's ordinary business operations).

The fact that a proposal may touch on what some consider a social policy issue should not change the legal conclusion that the proposal can properly be omitted by virtue of Rule 14a-8(i)(7). The Staff has recognized that certain proposals which touch on social policy issues may be excludable under Rule 14a-8(i)(7). *See Staff Legal Bulleting No. 14C §(D(2)* (June 28, 2005) ("SLB 14C"). Moreover, the level of carbohydrates in dry cat food does not raise the type of significant social policy issue like those previously recognized by the Staff as non-excludable under Rule 14a-8(i)(7) (e.g., nuclear power and safety, doing business in countries with a history of human rights violations, slave labor dealings with



mainland China and the former Soviet Union, national security, etc.). As such, the Company believes that the Proposals are excludable under Rule 14a-8(i)(7) because they deal with matters relating to the Company's ordinary business.

V. The Proposals Violate Rule 14a-8(i)(3)

A. The Proposals Are Based On A Premise That Is Materially False

Under Rule 14a-8(i)(3), a proposal or supporting statement is excludable if it "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In addition, the Staff has stated that "[i]t is important to note that Rule 14a-8(i)(3), unlike the other bases for exclusion under Rule 14a-8, refers explicitly to the supporting statement as well as the proposal as a whole." *See Staff Legal Bulletin No. 14B § B(1)* (September 15, 2004) .

In this case, the fundamental premise on which Proponent offers the Proposals is false. Cats are not strict carnivores. On the contrary, it is widely recognized that Cats are "obligate carnivores." While they do need some animal-based protein in their diet, they can also eat and digest foods derived from other sources. Proponent then builds upon the false premise that cats are strict carnivores to reach the following additional conclusions which are also false: (1) cats are only able to digest meat; (2) consumption of carbohydrates can not be tolerated without organ distress; and (3) consumption of carbohydrates on a long-term basis cause "progressively fatal damages" that could have been avoided. Cats can and do digest foods other than meat, and they can and do consume carbohydrates without organ distress. Furthermore, there is currently no relevant information published in peer-reviewed scientific journals that shows an association between the occurrence of diabetes mellitus in cats and the consumption of conventional dry cat foods.

Proponent also states that the Company's IAMS dry cat foods are comprised of 50% carbohydrates. This statement is patently false. The Company produces a variety of IAMS dry cat foods that have a targeted carbohydrate content of between 26% and 43%. The Company does not produce an IAMS dry cat food with a carbohydrate content of 50% or more.

The Staff has indicated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." SLB 14. In light of the pervasive nature of the false and misleading statements that permeate the Proposals and the supporting statement, the Company believes the Proposals may properly be excluded. In the alternative, the Proponent should be required to remove or revise the false and misleading statements noted above.

The Staff consistently has taken the position that a proposal may be excluded from proxy materials Rule 14a-8(i)(3) when such proposal and supporting statement contain false and misleading statements or omit material facts necessary to make statements contained therein not false or misleading. *See Entergy Corporation* (February 14, 2007); *Farmer Bros. Co.* (November 28, 2003); *Monsanto Co.* (November 26, 2003); *Sysco Corp.* (August 12, 2003); *Siebel Sys., Inc.* (April 15, 2003).



In light of these no-action letters, and the fact that the fundamental underlying premise of the Proposals is false, the Company believes that it may omit the Proposals from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(3).

B. The Proposals Are Materially Vague and Indefinite

The Staff consistently has taken the position that a proposal may be excluded under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B § B(4); *Philadelphia Electric Company* (July 30, 1992). Furthermore, the Staff has noted that exclusion may be appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." SLB 14B §B(4).

As drafted, no shareholder could reasonably surmise the purpose or effect of the Proposals. The first request suggests that shareholders should vote for the Company to direct (and provide coupon inducements to) consumers to purchase products that Company does not currently manufacture or distribute. Moreover, it falsely suggests that shareholders have the ability to control, through a shareholder vote, what products meat and grocery suppliers stock and the price at which they choose to sell those products.

The second proposal requests that the Company "re-position kibble as habitat-relief for desirable omnivore/backyard wildlife." It's unclear whether Proponent is suggesting that the Company cease all production of kibble-based cat food, simply produce such food for animals other than cats or follow some other course of action. It is also unclear what the Proponent means by "re-position."

Finally, Proponent requests that the Company "consider re-invention of convenience non-carbohydrate food, possibly drawing on space science research, other cultures' cuisines and natural cat-toy edibles." This suggestion is also sufficiently unclear as to be too vague and indefinite to allow for implementation. This vagueness could lead to implementation measures by the Company that are significantly different than those envisioned by the shareholders who voted for the proposal.

Taking all this into account, the Company respectfully submits that the Proposals meet the standard for exclusion under Rule 14a-8(i)(3). On numerous occasions, the Staff has permitted the exclusion of shareholder proposals that included inconsistencies and ambiguities that were analogous to those presented by the Proposals. For example, in *Sensar Corporation* (July 17, 2001), the Staff agreed with Sensar that it could rely on Rule 14a-8(i)(3) to exclude a shareholder proposal that proposed to allow stockholders to provide an advisory vote on compensation matters. The proposal in that letter provided that "The stockholders wish to express displeasure over the terms of the options on 2.2 million shares of Sensar that were recently granted to management, the board of directors, and certain consultants, and the stockholders wish to express displeasure over the seemingly unclear or misleading disclosures relating to those options." Sensar argued that the proposal was materially misleading on the basis that a shareholder voting on the proposal would not be able to determine what measures Sensar would be required to take under the proposal if it were adopted. The Staff agreed and granted relief under Rule 14a-8(i)(3).



The Staff's position in *Sensar* is consistent with countless other no-action letters which allowed the exclusion of proposals that were materially vague and indefinite. *See, e.g., Bank of America Corporation* (February 12, 2007) (granting relief under Rule 14a-8(i)(3) with regard to a proposal that the company "institute a policy of reducing investments of the Corporation by five (05) percent annually until such time as the State of Israel ceases its military, economic, and other political attacks on the Palestinian Authority and League of Arab States."); *NSTAR* (January 5, 2007) (granting relief under Rule 14a-8(i)(3) with regard to a proposal that requested that the company provide shareholders with "standards of record keeping of our financial records as stockholders and proxies and fiduciaries"); *American International Group, Inc.* (March 21, 2002) (granting relief under Rule 14a-8(i)(3) with regard to a proposal that the company assemble a meeting of shareholders regarding matters described in the proposal); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal as vague and indefinite where the phrase "improved corporate governance" was undefined and the supporting statement discussed a range of corporate governance issues without elaborating on which of those were considered "improved corporate governance").

As was the case in each of those letters, neither the stockholders voting on the Proposals nor the Company in implementing the Proposals will be able to determine with any reasonable certainty exactly what actions or measures the Proposals require. Based on this possibility, the Proposals fall squarely within the parameters of Rule 14a-9 and may be omitted in reliance on Rule 14a-8(i)(3).

VI. The Proponent Has Violated the One Proposal Limitation of Rule 14a-8(c)

To the extent that the Staff does not agree with any of the foregoing bases for exclusion, the Company intends to exclude the Proposals the 2008 Proxy Materials in reliance on Rule 14a-8(c). Rule 14a-8(c) provides that a shareholder may submit only one proposal for a particular shareholder meeting. The Final Proposal includes three different proposals. First, the Proponent requests the Company to "re-direct consumers to buy, and meat and grocery suppliers to stock, affordable canned or raw meat, with coupon inducements and increased production of IAMS low-carb canned foods." Second, the Proponent asks the Company to "re-position kibble as habitat-relief for desireable omnivore/backyard wildlife." And finally, the Proponent requests that the Company "consider re-invention of convenience non-carbohydrate food, possibly drawing on space-science research, other cultures' cuisines and natural cat-toy edibles."

As required by Rule 14a-8(f), the Company timely sent a Deficiency Notice informing the Proponent that she had submitted more than one proposal and reminding her that she could only submit one proposal per shareholder meeting. This Deficiency Notice included a copy of Rule 14a-8 and informed the Proponent that she had 14 days to cure this deficiency by revising her submission to include only one proposal. Because the Proponent failed to do so, the Company believes that it may exclude the Proposals from the 2008 Proxy Materials under Rule 14a-8(c) . *See Dow Chemical Company* (March 2, 2006) (granting no-action relief under Rule 14a-8(c) where the proponent submitted a second, substantially revised, shareholder proposal after receiving a deficiency notice regarding the first proposal). We respectfully request that the Staff concur in the Company's view that it may exclude the Proposals from the 2008 Proxy Materials in reliance on Rule 14a-8(c).

VII. The Proposals Violate Rule 14a-8(i)(5)

Rule 14a-8(i)(5) allows for exclusion of a proposal if it relates to operations which account for less than five percent of the company's total assets, net earnings and gross sales at fiscal year end and is not otherwise significantly related to the company's business. The Company is the largest consumer



products company in the world. The Company had approximately $76.5 billion in net outside sales during fiscal year 2006/2007. The Company's net outside sales for its pet food business accounted for less than 5 % of those sales, and less than 5% of the Company's earnings. In addition, assets dedicated to the Company's pet food business accounted for less than 5% of the Company's total assets. The Company's dry cat food business is only a small part of the Company's total pet food business, and therefore, the percentages of the Company's net outside sales, net earnings and assets attributable to the dry cat food business are significantly less than 1%.

Because the dry cat food segment represents such a small percentage of the Company's operations, the Company respectfully requests that the Staff concur in the Company's view that it may exclude the Proposals from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(5).

VIII. The Proposals Violate Rule 14a-8(i)(6)

Rule 14a-8(i)(6) permits the exclusion of shareholder proposals that the company would lack the power to implement. The Proponent requests that the Company "re-direct consumers to buy, ***and meat and grocery suppliers to stock***, affordable canned or raw meat . . ." (emphasis added). The Company has no control over what meat and grocery suppliers stock in their stores and cannot control the price that meat and grocery suppliers charge to consumers. As a result, the Company lacks the power or authority to implement this proposal.

The same is true for Proponent's second proposal. The Proponent requests that the Company "re-position kibble as habitat-relief for desireable omnivore/backyard wildlife." While the Company is a leading manufacturer, marketer and distributor of pet food in the United States, the Company does not have the authority to "re-position" the kibble market in the manner contemplated by this proposal. Moreover, it's unclear to the Company exactly what this proposal means or how it would be accomplished. The Staff has previously acknowledged that a company lacks the power to implement a proposal where "the proposal is so vague and indefinite that a [company] would be unable to determine what action should be taken." *International Business Machines Corporation* (Jan. 14, 1992). Because neither the Company nor its Board of Directors has the power or authority to implement the Proposals, and because it would be impossible for the Company to determine what action should be taken due to the vague and indefinite nature of the Proposals, the Company respectfully requests that the Staff concur in the Company's view that it may exclude the Proposals from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(6).

IX. Conclusion

The Company has satisfied the requirements of Rule 14a-8(f)(1) and SLB 14 by timely notifying the Proponent of the defects in the Proposals and requesting that she submit a proposal that complies with the requirements of Rule 14a-8. Despite the Deficiency Notice, the Proponent failed to reduce the length of the Proposals as required by Rule 14a-8(d) and did not reduce the submission to one proposal within 14 days as provided in Rule 14a-8(f)(1). Furthermore, the Proposals violate Rule 14a-8(i) § 3, 5, 6 and 7. Accordingly, the Company respectfully requests that the Staff concur in its view that it may exclude the Proposals from the 2008 Proxy Materials.



Should you have any questions regarding this matter or require additional information, please contact me at (513) 983-1042. Please be aware that the Company intends to file its definitive 2008 Proxy Materials with the Commission on August 29, 2008, in advance of the Annual Meeting of Shareholders to be held on October 10, 2008. As such, a decision from the Staff by August 11, 2008 would be greatly appreciated.

Sincerely,

Jason P. Muncy
Senior Counsel

Enclosures

cc: -- w/enclosures
MJH Raichjk
Ralph & Betty Jean Sandoz
David J. Huebener

Exhibit A

dectiri@earthlink.net>
MJH Raichjk, PhD
Date: Mon, 05 May 2008 15:06:16 -0400
Subject: The Proposal that we are sending to P&G for the October Annual Mtg

This version is to be sent to P&G's Shareholders' Asst Secy by tomorrow (May 6th)

To the Shareholders of P&G stock, as of the Annual Meeting in Oct 2008: A Proposal

My father worked at P&G for 25 years in the printshop (before P&G was required by then-new government regulations to divest its printing businesses in the 50s) and my mother managed to grow that early form of worker's involvement in company ownership to ensure that her children would inherit a substantial endowment of P&G stock, though each of us has our own interests. I think that workers' investment opportunity was an ideal method of getting unified working efforts. At the moment though, my concern is foı excellent research to be reflected in P&G's products and we have encountered a serious lapse in that category which we feel is appropriate for shareholder consideration since these research results are
not well understood yet by those outside the narrowly focussed research community in academia. But with the rate at which information travels in the current environment, this situation will arrive on P&G[1]s doorstep which makes this decision/proposal to be moving on making changes in P&G[1]s operations a vital concern of stockholders at this immediate point in time.

We have noted at IAMS[1] website that the nutrient analysis of their dry cat food is definitely more than 50% plant source carbohydrate -- specifically corn with its high sugars content, but also rice, barley and beet pulp also sugary -- since the labels[1] stated protein and fat content imply a carbohydrate (never in meat) content in the 50% category.

This may be healthy for omnivores, like dogs or others, but cats are STRICT carnivores. And this raises concern and leads us to more research. Which brings us to the vital concern for shareholders. Considering the fact that the relevant research on the organ functions of strict carnivores has already past basic confirmation testing, we have been appalled to still see no changes in IAMS[1] petfoods. We expected they would be among the leaders in implementing changes with P&G[1]s reputation for standards of research and innovation at stake.

Because of the damaging potential in the dry catfood products[1] carbohydrate loading, changes are needed drastically because the dry food product extrusion machinery cannot function without these carbohydrate levels. These products were developed as extensions of dogfood businesses but dogs are omnivores and the evidence that's accumulating in the academic research areas of veterinary medicine focussed on feline diabetes mellitus indicates, without doubts, that the dry cat food MUST be limited to emergency feeding situations for ferals where human ability to provide appropriate carnivore foods is unavoidably precluded. No other use is ethical with our current knowledge.

Yet this knowledge -- which is openly available to governmental agencies as well as industry -- is being Œnot attended[1] and the tragedies that result from inappropriate nutrition for our pet-companions are allowed to continue. **Cats cannot tolerate even 10%** of their diet coming from 'kibble' with its carbohydrates -- regardless of 'quality' -- without developing fatal diseases that are otherwise avoidable. Diseases that we now absolutely know cannot be cured without total cessation of such dry 'food' are the result. Without this change/cessation, the best that veterinary science can do is to prescribe unending doses of insulin injections and constant vigilant bloodsugar testing, the current tragic stalling point. With this change/cessation, the research of **Dr E. Hodgkins, DVM, JD** is uniformly achieving 80% actual CURES after a fluctuating series of insulin doses to re-establish the affected cat[1]s own normal digestive processing of foods that are then totally meat-based, usually canned but also raw. These results are through the initial steps of peer-reviewed confirmation publishing by other researchers, specifically we[1]d suggest reading/contacting Dr D. S. Greco or Dr J.S. Rand each of whom are leading experts actively exploring what can be done for the remaining 20% of affected feline clients.

For the record Dr E. Hodgkins, DVM, JD has not only her research credentials but also established credible background in the pet food industry and the distinction of actual clinical practice. The patent for the Hodgkins method is on record in the patent office and available online for public reading.

Dr Greco. DVM, PhD is, by contrast, an internal medicine specialist and researcher and did her confirmation research while at the American Medical Center, Teaching Hospital in NYC. Dr J S Rand is a Professor at the School of Veterinary Science, University of Queensland in Brisbane.

Quoting from Dr D S Greco, DVM, PhD, internal medicine specialist, the disease causation is exposed for general realization:
---- Greco reported this explanation at a recent AVMA convention in CO -----
[beginning of quote]
"Cats are unique in the way they handle protein, carbohydrates, and fat," Dr. Greco said. Cats are **strict carnivores** and, because of this, they have a tremendous ability to produce glucose from protein, but have difficulty processing carbohydrates. The feline liver has normal hexokinase activity, but no glucokinase activity. Thus, cats are limited in their ability to mop up excess glucose and store glycogen... Unlike humans, protein is the stimulus for insulin release in cats. Cats have adapted to high protein diets by being insulin resistant. This maintains blood glucose during periods of fasting, convenient for a cat in the wild...

"When you take an individual that is genetically programmed to consume high protein and low carbohydrates, and you put them on a high carbohydrate diet, what happens is their insulin resistance works against them," she said. "Their blood glucose concentrations are too high ... they can't overcome that, and they start to release more and more insulin in an attempt to reduce blood glucose levels." This doesn't work, however, and the cat eventually develops type 2 **diabetes mellitus**. The cat gets amyloid deposition in the pancreas, exhaustion of the pancreatic cells, and **glucose toxicity from consumption of large amounts of carbohydrates.**
---- *-Denver Colorado, American Veterinary Medical Association*
---- *www.catnutrition.org*
---- Greco testimony ----- [end of quote]

Such understanding is the good news, excellent in fact for our cat population, to achieve actual cures with this methodology. Without it, the road for cats living on insulin injections and continued carbohydrate diets, leads to further degenerative problems with kidney failure and hyperthyroidism, and nightmares for their owners.

Such blessings are not without complications for some in the pet care world. The implications are huge, blindingly huge, too huge to be acknowledged readily.

P&G is not receiving decent guidance from the FDA, the Department of Agriculture, nor even the AAFCO -- currently responsible for nutrition specification requirement -- and P&G will be ultimately facing extended legal and public relations struggles when the drastic implications of this research can no longer be shunned. Interpersonal communications on the internet already are altering the ability of regulatory/public officials to take the Œhead in the sand' stance to cover up the proverbial Inconvenient Truths that they do not want to face. With an estimated pet population of over 60 million, each with a $2-3,000 food loyalty value, this inconvenient change is not appropriate ethical strategic planning to be allowing the company to be caught flat-footed

It's time to act. The patent for the feline diabetes mellitus treatment protocol has been bought by Heska Corporation (HSKA) specializing in innovative, research-driven care and diagnostic solutions, with headquarters in Colorado. The Hodgkin's book is now spreading to libraries and bookstores. It is uniformly welcomed as a topic among the cat owners groups online, especially vehemently among groups focussing on these increasingly frequent cat health issues of diabetes, kidney failure and hyperthyroidism.

Without action, which we see nowhere on P&G's radar, IAMS at the extreme least will struggle with image problems suggesting incompetence or worse, indecent coverups and unethical profiting from lack of knowledge by the public, all at the expense of cats and their owners who will feel deceived into unknowingly injuring their own little pets while ŒTruth' was available. The panic, the media alarm megaphones, the frantic product recalls of barely a year ago when contaminated wheat was traced in pet foods is an example of how the anger would likely emerge. That anger in the American public over being unable to protect their pets and somehow allowing injurious substances to be unwittingly conveyed to their precious pets with their own hands was immediately ignited, leading to a massive reaction against Chinese manufacturing, that still is impacting all our trade with China -- and even those who dealt with China's contaminated product, such as the Dutch intermediaries.

We do suppose that this anger over tragedy inflicted on our own kittens will not ever be so smoothed over.

We do propose that P&G assume leadership in realizing the huge shift in feeding information and product development that P&G's customers do expect from P&G based on their understanding of P&G's own emphasis on quality and what that valued understanding must imply under these circumstances. We expect P&G will not fail to rise to the effort required and propose that that effort begin immediately.

As to what might that effort be, the space program may be the place to be looking. In that space science scenario, protein is required but difficult to provide in any form manufacturable -- until they analysed the foods of other cultures and discovered insect based foods. For stockholders, this would hold manufacturing efficiencies and economics, for cats this would provide more natural cat-toy nutrients, and for cat owners this may still offer ease of serving. The image benefits of space research and cultural diversity as well as the excellent news of a cure-related development would sidestep the huge obstacles of leadership. IAMS after all has a canned food array of products that could serve as transitional feeding improvement, possibly with coupon support for cat appropriate raw meats in the grocery -- beef heart and kidney, chicken liver and gizzards, even whiting fish. This could develop relationships with the meat industry to solve their declining market as more people adopt a more plant-based diet. Not to mention the growing controversies over corn usage as fuel and thus relieve pressure on this agricultural product's prices.

Cat kibble must be unmasked, even though it was not intended to do harm to our cats. It can possibly be directed to wildlife supplementation where it may be appropriate -- possibly for raccoons, opposums or other ferals.

We do not see that it can be any other way than for P&G to be decently ethical in living up to P&G's standards of excellence in product development.

We do not wish to see repetition of tragedies, multiplying, and we do not expect that our shareholding colleagues, having been so informed of these simultaneously wonderful and terrifying prospects, will condone continuing on the old path of inducing cat owners to feed destructive carbohydrate products that will injure our precious kittens. Therefore we propose that P&G adopt an immediate course of action to remediate these unfortunate affairs on IAMS[1] doorstep, which plan of action shall include re-direction of consumers of cat food to canned or raw meat, a plan of building appropriate relationships within the meat and grocery business world, a plan to encourage rural and exurban homeowners to adopt feeding stations for their local wildlife during difficult ecological periods especially in their own diversely affected areas.

Respectfully submitted,

MJH Raichyk, PhD
Mathematical Decision Analyst
4263 Ferguson Dr #2
Cincinnati OH 45245

Ralph & Betty Jane Sandoz
5725 Dunlap Rd.
Cincinnati, Ohio, 45252

David J. Huebener
8106 New Haven Rd.
Harrison, Ohio 45030

OFFICIAL HARD COPY IS BEING SENT BY U.S. MAIL

Exhibit B



Jason P. Muncy
Senior Counsel

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, Ohio 45202-3315
www.pg.com

Phone: (513) 983-1042
Fax: (513) 983-2611
muncy.j@pg.com

May 13, 2008

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

MJH Raichyk, PhD
Mathematical Decision Analyst
4263 Ferguson Drive #2
Cincinnati, OH 45245

Dear MJH Raichyk:

We received your communication dated May 5, 2008 in which it appears that you are interested in submitting a shareholder proposal for the 2008 Proxy Statement of The Procter & Gamble Company (the "Company"). This communication was received via email and regular mail on May 5th and May 6th, respectively.

The purpose of this letter is to inform you that your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included a copy of Rule 14a-8 for your convenience.

First, your proposal exceeds the 500 word limit set forth in Rule 14a-8(d). Specifically, Rule 14a-8(d) states: "The proposal, including any accompanying supporting statement, may not exceed 500 words." Using the standard word count function in Microsoft Word, your proposal and supporting statement contain 1869 words. For your proposal to be considered for inclusion in the Company's proxy statement, you must reduce your proposal and supporting statement to 500 words or less.

Second, you have not complied with the eligibility requirements set forth in Rule 14a-8(b). More specifically, you have not provided (1) evidence that you have continuously held the requisite number of Company securities continuously for at least one year prior to submitting your proposal; and (2) a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. Rule 14a-8(b)(2) states:

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?



1. *In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.*

2. *If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:*

    i. *The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or*

    ii. *The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:*

    (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

    (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

    (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.



According to our records, you are not a registered holder of the Company's securities, and you have not provided us with the ownership and verification information required by Rule 14a-8(b)(2). You must provide us with this information as well as a written statement that you intend to hold these shares through the date of the annual meeting of shareholders before you are eligible to submit a shareholder proposal for inclusion in the 2008 Proxy Statement. Please also note that you or your representative must attend the meeting to present the proposal.

Finally, your submission is improper because it includes more than one proposal. According to Rule 14a-8(c) (see enclosed copy of Rule 14a-8), each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. In order for your proposal to be considered for inclusion in the Company's 2008 Proxy Statement, you will need to reduce your submission to include only one proposal.

Pursuant to Rule 14a-8(f), if you would like us to consider your proposal, you must send us a revised submission that corrects each of the deficiencies cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,

Jason P. Muncy
Senior Counsel

Enclosure

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

MJH Raichyk, PhD
Mathematical Decision Analyst
4263 Ferguson Drive #2
Cincinnati, OH 45245

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X MJH Raichyk ☐ Agent ☐ Addressee

B. Received by (Printed Name) | C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☑ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7007 2680 0000 9995 5270

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com

OFFICIAL USE

7007 2680 0000 9995 5270

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To: MJH Raichyk, PhD
Street, Apt. No.; or PO Box No.: 4263 Ferguson Drive #2
City, State, ZIP+4: Cincinnati, OH 45245

PS Form 3800, August 2006 See Reverse for Instructions



Legal
Jason P. Muncy
Senior Counsel

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, Ohio 45202-3315
www.pg.com

Phone: (513) 983-1042
Fax: (513) 983-2611
muncy.j@pg.com

May 13, 2008

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Ralph & Betty Jane Sandoz
5725 Dunlap Rd.
Cincinnati, OH 45252

Dear Mr. and Mrs. Sandoz:

We received your communication dated May 5, 2008 in which it appears that you are interested in submitting a shareholder proposal for the 2008 Proxy Statement of The Procter & Gamble Company (the "Company"). This communication was received via email and regular mail on May 5th and May 6th, respectively.

The purpose of this letter is to inform you that your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included a copy of Rule 14a-8 for your convenience.

First, your proposal exceeds the 500 word limit set forth in Rule 14a-8(d). Specifically, Rule 14a-8(d) states: "The proposal, including any accompanying supporting statement, may not exceed 500 words." Using the standard word count function in Microsoft Word, your proposal and supporting statement contain 1869 words. For your proposal to be considered for inclusion in the Company's proxy statement, you must reduce your proposal and supporting statement to 500 words or less.

Second, you have not complied with the eligibility requirements set forth in Rule 14a-8(b). More specifically, you have not provided (1) evidence that you have continuously held the requisite number of Company securities continuously for at least one year prior to submitting your proposal; and (2) a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. Rule 14a-8(b)(2) states:

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. *In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to*



be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. *If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:*

   i. *The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or*

   ii. *The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:*

   (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

   (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

   (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

According to our records, you are not a registered holder of the Company's securities, and you have not provided us with the ownership and verification information required by Rule 14a-8(b)(2). You must provide us with this information as well as a



written statement that you intend to hold these shares through the date of the annual meeting of shareholders before you are eligible to submit a shareholder proposal for inclusion in the 2008 Proxy Statement. Please also note that you or your representative must attend the meeting to present the proposal.

Finally, your submission is improper because it includes more than one proposal. According to Rule 14a-8(c) (see enclosed copy of Rule 14a-8), each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. In order for your proposal to be considered for inclusion in the Company's 2008 Proxy Statement, you will need to reduce your submission to include only one proposal.

Pursuant to Rule 14a-8(f), if you would like us to consider your proposal, you must send us a revised submission that corrects each of the deficiencies cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,

Jason P. Muncy
Senior Counsel

Enclosure

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Ralph & Betty Jane Sandoz
5725 Dunlap Road
Cincinnati, OH 45252

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X R. J. Sandoz ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

GROESBECK BRANCH 45239 CINCINNATI OH USPS
MAY 15 2008

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7007 2680 0000 9995 5256

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com

OFFICIAL USE

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

7007 2680 0000 9995 5256

Sent To: Ralph & Betty Jean Sandoz
Street, Apt. No.; or PO Box No.: 5725 Dunlap Road
City, State, ZIP+4: Cincinnati, OH 45252

PS Form 3800, August 2006 See Reverse for Instructions



Jason P. Muncy
Senior Counsel

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, Ohio 45202-3315
www.pg.com

Phone: (513) 983-1042
Fax: (513) 983-2611
muncy.j@pg.com

May 13, 2008

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

David J. Huebener
8106 New Haven Rd.
Harrison, OH 45030

Dear Mr. Huebener:

We received your communication dated May 5, 2008 in which it appears that you are interested in submitting a shareholder proposal for the 2008 Proxy Statement of The Procter & Gamble Company (the "Company"). This communication was received via email and regular mail on May 5th and May 6th, respectively.

The purpose of this letter is to inform you that your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included a copy of Rule 14a-8 for your convenience.

First, your proposal exceeds the 500 word limit set forth in Rule 14a-8(d). Specifically, Rule 14a-8(d) states: "The proposal, including any accompanying supporting statement, may not exceed 500 words." Using the standard word count function in Microsoft Word, your proposal and supporting statement contain 1869 words. For your proposal to be considered for inclusion in the Company's proxy statement, you must reduce your proposal and supporting statement to 500 words or less.

Second, you have not complied with the eligibility requirements set forth in Rule 14a-8(b). More specifically, you have not provided (1) evidence that you have continuously held the requisite number of Company securities continuously for at least one year prior to submitting your proposal; and (2) a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. Rule 14a-8(b)(2) states:

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. *In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to*



be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. *If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:*

   i. *The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or*

   ii. *The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:*

   (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

   (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

   (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

According to our records, you are not a registered holder of the Company's securities, and you have not provided us with the ownership and verification information required by Rule 14a-8(b)(2). You must provide us with this information as well as a



written statement that you intend to hold these shares through the date of the annual meeting of shareholders before you are eligible to submit a shareholder proposal for inclusion in the 2008 Proxy Statement. Please also note that you or your representative must attend the meeting to present the proposal.

Finally, your submission is improper because it includes more than one proposal. According to Rule 14a-8(c) (see enclosed copy of Rule 14a-8), each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. In order for your proposal to be considered for inclusion in the Company's 2008 Proxy Statement, you will need to reduce your submission to include only one proposal.

Pursuant to Rule 14a-8(f), if you would like us to consider your proposal, you must send us a revised submission that corrects each of the deficiencies cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,

Jason P. Muncy
Senior Counsel

Enclosure

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

David J. Huebener
8106 New Haven Road
Harrison, OH 45030

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name)

C. Date of Delivery 5-14-08

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number
(Transfer from service label) 7007 2680 0000 9995 5263

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

7007 2680 0000 9995 5263

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To: David J. Huebener
Street, Apt. No.; or PO Box No.: 8106 New Haven Road
City, State, ZIP+4: Harrison, OH 45030

PS Form 3800, August 2006 See Reverse for Instructions

Exhibit C

Muncy, Jason

From: MJ [dectiri@earthlink.net]
Sent: Tuesday, May 20, 2008 2:12 PM
To: Muncy, Jason
Subject: Shareholders Proposal for Oct08 -- Raichyk SEC-Proof version

Attachments: P&G stock proposal-600.pdf; P&G1yearOwnershipProof.jpeg; P&GMay08ownershipProof.jpeg





P&G stock osal-600.pdf P&G1yearOw (hipProof.jpeg P&GMay08o shipProof.jpeg

To: Jason P. Muncy,

Senior Counsel
P&G Legal

Attached are two jpegs to establish the ownership requirement for the right to present a proposal at the annual shareholders' meeting. One shows my ownership at this point in time using my recent dividend statement. The other is last year's tax document from P&G, which establishes the same stock for 12 months of that year.

As for the ownership up to and including the annual meeting itself, it appears that this intention only requires the following statement be included with the submitted forms: I intend to hold my current shares of P&G stock until the annual shareholders' meeting at least. Which I propose should be considered officially made as of now.

Next, I am attaching a pdf with the latest version of our proposal. Your method of estimating the word count used a piece of software that is not at my disposal at the moment, nor was there a specified method in the SEC regulations. My question is whether this counting is somehow rigorous to the exclusion of 'clarity' of expression which is also demanded in the SEC regulations? If one method of counting is at or near the 500 word limit with clarity respected, what counting differences would be imposed, or is the limit somehow an approximation? And should abbreviating it further impair meaning, in our opinion, will this numeric limit supercede clarity of the presentation as a requirement? How fixed is the counting process, titles, introduction of the presenter, novelty of wording (technical, vernacular, etc) for clarity, use of abbreviated names and titles such as PhD, etc.

To facilitate this discussion I am requesting your opinion on clarity as well as count for the attached version. We have not settled on a final version at this point so this is informational and needed for final polishing since we seem to be sightly under the 600 word count by one method. As per the rules and certified mail procedures, the final version is not due -- also appropriately date registered, emailed and/or faxed -- until May 28th by end of business day.

Lastly, I would ask what sort of presentation is expected at the meeting itself?
-- Is this a power-point sort of process or
-- simply standing to establish a 'sponsor'-like presence for a proposal already published for all to have read in advance, or
-- an on-recording reading of the proposal by the stockholder for legal purposes?

Hoping that these documents and questions will facilitate a smoother process for shareholder functioning,

Sincerely,

MJH Raichyk, PhD
Mathematical Decision Analyst

4263 Ferguson Dr #2
Cincinnati OH 45245

10894/001 1 3 324 823 0000055659



Procter & Gamble
Shareholder Services
PO Box 5572
Cincinnati, OH 45201-5572

IMPORTANT TAX RETURN DOCUMENT
1099-DIV ENCLOSED WITH THIS STATEMENT
RETAIN FORM FOR YOUR INCOME TAX RECORDS.

Account Number	Tax Year Ending
0000547076	12/31/2007

CONFIDENTIAL INFORMATION

0000055659 ******AUTO**SCH 5-DIGIT 45244

JEANETTE HUEBENER-RAICHYK
4263 FERGUSON DR #2
CINCINNATI OH 45245-1665

This will be your final statement for the calendar year 2007, unless you have additional account activity in December. Please retain this statement for your records.

* IF YOU ARE SUBJECT TO FOREIGN TAX WITHHOLDING, YOU WILL RECEIVE A 1042-S FORM IN A SEPARATE MAILING.

2007 YEAR-END STATEMENT

The Procter & Gamble Company

Questions? 800-742-6253 (US and Canada) or 513-983-3034 • www.pg.com/investing

Record Date Information as of October 19, 2007

Account Number	Dividend Rate	Certificated Shares	Direct Registration Shares	Program Shares/SIP	Record Date Total Shares
0000547076	0.3500	152	152.000	0.0000	304.0000

Transaction History From: January 1, 2007 To: November 15, 2007

Activity Date	Activity Type*	Gross Dollar Amount ($)	Fees	Tax Withholding	Net Amount ($)	Share Price ($)	Total Shares/Units	Total Share Balance
12/31/2006	BF	0.00	0.00	0.00	0.00	0.000	0.000	304.000
02/15/2007	YC	47.12	0.00	0.00	47.12	0.000	0.000	304.000
02/15/2007	YD	47.12	0.00	0.00	47.12	0.000	0.000	304.000
05/15/2007	YC	53.20	0.00	0.00	53.20	0.000	0.000	304.000
05/15/2007	YD	53.20	0.00	0.00	53.20	0.000	0.000	304.000
08/15/2007	YC	53.20	0.00	0.00	53.20	0.000	0.000	304.000
08/15/2007	YD	53.20	0.00	0.00	53.20	0.000	0.000	304.000
11/15/2007	YC	53.20	0.00	0.00	53.20	0.000	0.000	304.000
11/15/2007	YD	53.20	0.00	0.00	53.20	0.000	0.000	304.000

823

Summary Of Holdings as of November 15, 2007

Certificated Shares	Direct Registration Shares	Program Shares/SIP	Total Shares	Approximate Price Per Share ($)	Approximate Value ($)
152	152.000	0.000	304.000	72.2370	$21,960.05

***See Reverse Side For Activity Type Description.**

THE PROCTER & GAMBLE COMPANY
SHAREHOLDER SERVICES
P.O. BOX 5572
CINCINNATI, OH 45201-5572



C002519 C1 AT **AUTO T9 1 8302 45245

JEANETTE HUEBENER-RAICHYK
4263 FERGUSON DR #2
CINCINNATI OH 45245-1685

DIVIDEND NUMBER: 447
PAYABLE DATE: 05/15/2008
RECORD DATE: 04/18/08

PLEASE ADDRESS ALL CORRESPONDENCE TO:
THE PROCTER & GAMBLE COMPANY
SHAREHOLDER SERVICES
P.O. BOX 5572
CINCINNATI, OH 45201-5572
website: www.pg.com/investor
PHONE: 1-800-742-6253

THE PROCTER & GAMBLE COMPANY

ACCOUNT NUMBER	SHARES	DIVIDEND RATE	DIVIDEND AMOUNT	TAX WITHHELD THIS DIVIDEND	NET DIVIDEND	YEAR-TO-DATE DIVIDEND	YEAR-TO-DATE TAX WITHHELD
000547076	304.000	0.4000	$121.60	$.00	$121.60	$228.00	$.00

Please verify with your bank that this payment is credited to your account on payable date. If you do not receive credit, please contact us at 1-800-742-6253.

DETACH AND RETAIN THIS STUB FOR YOUR RECORDS

To the Shareholders of P&G stock, as of the Annual Meeting in October 2008:
A Proposal

We have encountered a serious lapse in P&G's excellent research-supported products. The consequences make needed changes in P&G's operations a vital shareholder concern.

Background

IAMS' dry cat food labels' nutrient analysis implies a carbohydrate (never in meat) content of around 50%

Dry petfood production's extrusion machinery cannot function without high-carbohydrate content.

Cats are STRICT carnivores:
- *Their organs evolved meat-only digestive chemistry:*
  - *A tremendous ability to produce energy from protein.*
  - *Protein stimulation of insulin-release, unlike humans.*
- *Consumption of large amounts of carbohydrates causes*
  - *glucose toxicity,*
  - *amyloid deposition in the pancreas,*
  - *exhaustion of the pancreatic cells.*
- *Not even 10% carbohydrates can be tolerated without organ distress*
- *If eaten longterm, progressively fatal damages occur that should have been avoided.*

Feline-diabetes-mellitus, one such disease:

Without cessation of carbohydrate-loaded petfoods, cats living on insulin injections frequently develop degenerative problems, kidney failure, hyperthyroidism -- nightmares for their owners.

With cessation of carbohydrates, the research of Dr E. Hodgkins, DVM, JD is uniformly achieving 80% actual CURES after a tight-regulation-series of insulin doses to re-establish the cat's normal digestive processing with now-strictly raw-meat and canned-meat petfoods.

Dr E. Hodgkins, DVM, JD has research credentials, an established professional background in the petfood industry, and the distinction of actual clinical practice. The Hodgkins' patented method is on public record (www.PTO.gov).

Dr Greco, DVM, PhD, an internal medicine specialist, did confirmation research while at the American Medical Center, Teaching Hospital in NYC. Dr Rand, Professor at the School of Veterinary Science, University of Queensland in Brisbane, established the comparable progress with Australia's version of pet insulin.

Both have been making presentations to veterinary medical associations (Greco's Denver AVMA testimony, www.catnutrition.org) and exploring alternatives for the remaining 20% of feline diabetes clients.

Excellent news for our cat population, with an estimated count of over 60 million, each with a $2-3,000 food loyalty value.

Blindingly huge implications for kibble supporters

The implications, not being acknowledged readily, shake-up other sanctioned animal-feeding practices. Herbivore-carnivore digestive limitations are currently ignored. Failing to deal with this 'inconvenient-truth' is not appropriate business planning.

P&G is not receiving decent guidance from the FDA, the Department of Agriculture, nor even the AAFCO – and P&G, not them, will be facing legal and public relations consequences.

It's time to act. The patent for the Hodgkins' protocol has been bought by Heska Corporation (HSKA, Colorado) specializing in innovative, research-driven care and diagnostic solutions. The Hodgkin's book -- uniformly welcomed among the cat owners' groups online -- is now spreading to libraries and bookstores.

The American public's panic and anger – over being induced to unwittingly feed injurious substances to their precious pets – barely a year ago, led to a massive reaction against Chinese manufacturing, that still reverberates.

We do not wish to see tragedies multiplying. Our shareholding colleagues, now aware of these wonderful/terrifying prospects, cannot condone continuing on the old path of inducing cat owners to feed injurious carbohydrate products to our precious kittens.

Therefore we recommend that P&G adopt the following:

– re-direction of consumers to buy, and meat and grocery suppliers to stock, affordable canned or raw meat, with appropriate coupon inducements and increased production of IAMS appropriately low-carb canned catfoods
– a plan to encourage rural and exurban homeowners to establish feeding stations -- using residual cat-kibble – to reduce ecosystem-difficulties for desirable omnivore yard wildlife
– a plan to redirect kibble manufacturing employees
– and longer term, a re-invention of a convenience animal-protein/fat food, possibly drawing on space science research, other cultures' cuisines and natural cat-toy edibles.

These steps mesh with existing trends:
– human diets of more vegetable-and-fruits
– shaky access to newly fuel-focussed corn and beet resources.

Respectfully submitted,

By a shareholder whose inherited P&G shares – held since 2000 -- are courtesy of our mother's management and our father's 25 years of workers' profit-sharing.

MJH Raichyk, PhD
Mathematical Decision Analyst
4263 Ferguson Dr #2
Cincinnati OH 45245

Exhibit D

To: Jason Muncy and Susan Felder
PG.com

Re: Revised and augmented Shareholders Proposal for the October 2008 Annual Meeting

Enclosed are several files to ensure that the documents we originally sent -- after receiving no clarification (other than due date) on our email inquiry to Shareholders.IM@PG.com on proposal format and requirements (4/13/08 2:28PM) -- will adequately satisfy the SEC definitions of a shareholder's proposal as relayed by Jason Muncy in response to our on-time submission of the first version of our documents on May 5th 2008 by fax, email and postmarked USmail.

It should be noted that today's current submission is within the required timeframe for remediation of format and eligibility certification difficulties. We are rather dismayed that your search for our shares in P&G files was totally unable -- according to Jason Muncy's admission in his letter of May 13th -- to do a simple find on my name in its family oriented hyphenated version. Such authentication is the responsibility of those P&G representatives who receive shareholders' proposal submissions, per those SEC rules.

Today's enclosed version of our proposed entry in P&G's proxy materials for the annual shareholders' meeting in October 2008 has been duly counted by our word processing software at 490 words -- excluding greetings, closings, coverletter and title page, none of which is part of the proposal nor background supporting information defined as a proposal's content and so this is a single proposal and is within the 500 word limit. This then meets the SEC rule on word, background and proposal count for this document.

The 490-word version is included below -- within the text of the email -- as well as in pdf format as an attachment to ensure that it arrives in uncorrupted form by email. Alternate forms of sending this document will be used to ensure that the timotable and content will be met for this process as SEC-defined rules are stated.

The clarity concerns that we did request Jason Muncy's input on -- though not supplied in timely fashion as requested -- have been dealt with by doing thorough editing, which is one of my daughter's specialties as a writer and are among her online Board of Director's functions for literary websites in England.

The other documents -- some jpegs, others pdfs -- contain the required proof of shareholder status adequate to make proposals at stockholders' meetings, per SEC rule.
a) One shows my ownership of the requisite shares -- easily more than $2000 worth at market value -- at this last dividend payout.
b) Another displays my tax document -- also from your accounting operations -- to show my continuous ownership of those same shares for the previous full year.
c) My sister's and her husband's certified proof of ownership is in the form of document pages from their financial advisors at AGEdwards, showing longterm ownership as well as a page from their current month's investment results at AGEdwards.
d) They have handwritten their own assurance of continued ownership of their stock in P&G for the requisite remainder of time til the relevant annual meeting, as a footnote on the first page of their AGEdwards' document.
e) To complete the requisite ownership rules for this proposal's submission, I do hereby declare that I shall continue to hold the requisite shares for the required period up to and including the October Annual Shareholders Meeting in 2008. My email signature and handwritten signature on the paper copy shall certify this statement.

Sincerely,
MJH Raichyk, PhD
Mathematical Decision Analyst
4263 Ferguson Dr #2
Cincinnati OH 45245

MJH Raichyk, PhD

To the Shareholders of P&G stock,
as of the Annual Meeting in October 2008:
A Proposal

We have encountered a serious lapse in P&G's excellent research-supported products. The consequences make changes in IAMS' operations a vital shareholder concern.

Background

IAMS' dry catfood labels' nutrient analysis implies a carbohydrate (never in meat) content of around 50%.

Dry petfood production's extrusion machinery cannot function without high-carbohydrate content.

Cats are STRICT carnivores:

- -- Their organs evolved meat-only digestive chemistry:
  - -- Tremendous ability to produce energy from protein.
  - -- Protein, non-carbohydrate, stimulation of insulin-release.
- -- Consumption of large amounts of carbohydrates causes
  - -- glucose toxicity,
  - -- amyloid deposition in the pancreas,
  - -- exhaustion of the pancreatic cells.
- -- Not even 10% carbohydrates can be tolerated without organ distress
- -- If eaten longterm, progressively fatal damages occur that should have been avoided.

Feline-diabetes-mellitus, one such disease:

Without cessation of carbohydrate-loaded petfoods, cats living on insulin injections frequently develop degenerative problems, kidney failure, hyperthyroidism -- nightmares for their owners.

With cessation of carbohydrates, the research of Dr E. Hodgkins, DVM, JD is uniformly achieving 80% actual CURES after a tight-regulation-series of insulin doses to re-establish the cat's normal digestive processing with now-strictly raw-meat and canned-meat petfoods.

Dr E. Hodgkins, DVM, JD has research credentials, an established professional background in the petfood industry, and the distinction of actual clinical practice. The Hodgkins' patented method is on public record (www.PTO.gov).

Dr Greco, DVM, PhD, an internal medicine specialist, did confirmation research while at the American Medical Center, Teaching Hospital in NYC. Dr Rand, Professor at the School of Veterinary Science, University of Queensland in Brisbane, established the comparable progress with Australia's version of pet insulin.

Both have been making presentations to veterinary medical associations (Greco's Denver AVMA testimony, www.catnutrition.org) and exploring alternatives for the remaining 20% of feline-diabetes clients.

Excellent news for our cat population, with an estimated count of over 60 million, each with a $2-3,000 food loyalty value.

Blindingly huge implications for kibble supporters.

The implications, not being acknowledged readily, shake-up other sanctioned animal-feeding practices. Herbivore-carnivore digestive limitations are currently ignored. Failing to deal with this "inconvenient-truth" is not appropriate business planning.

IAMS is not receiving decent guidance from the FDA, the Department of Agriculture, nor even the AAFCO -- and P&G, not them, will be facing legal, financial and public relations consequences.

It's time to act. The patent for the Hodgkins' protocol has been bought by Heska Corporation (HSKA, Colorado) specializing in innovative, research-driven care and diagnostic solutions. The Hodgkin's book -- uniformly welcomed among the cat owners' groups online -- is now spreading to libraries and bookstores.

The American public's panic and anger -- over being induced to unwittingly feed injurious substances to their precious pets -- barely a year ago, led to a massive reaction against Chinese manufacturing, that still reverberates.

Therefore we recommend:

P&G

-- re-direct consumers to buy, and meat and grocery suppliers to stock, affordable canned or raw meat, with coupon inducements and increased production of IAMS low-carb canned catfoods
-- re-position kibble as habitat-relief for desirable omnivore/backyard wildlife
-- consider re-invention of convenience non-carbohydrate food, possibly drawing on space-science research, other cultures' cuisines and natural cat-toy edibles.

Respectfully submitted,
By a shareholder whose inherited P&G shares -- held since 2000 -- are courtesy of our mother's management and our father's 25 years of workers' profit-sharing.

MJH Raichyk, PhD
Mathematical Decision Analyst
4263 Ferguson Dr #2
Cincinnati OH 45245

Ralph & Betty Jane Sandoz

5725 Dunlap Rd

Cincinnati OH 45252

10894/001 1 3 324 823 0000055659



Procter & Gamble
Shareholder Services
PO Box 5572
Cincinnati, OH 45201-5572

IMPORTANT TAX RETURN DOCUMENT
1099-DIV ENCLOSED WITH THIS STATEMENT
RETAIN FORM FOR YOUR INCOME TAX RECORDS.

CONFIDENTIAL INFORMATION

Account Number	Tax Year Ending
0000547076	12/31/2007

This will be your final statement for the calendar year 2007, unless you have additional account activity in December. Please retain this statement for your records.

0000055659 *******AUTO**SCH 5-DIGIT 45244

JEANETTE HUEBENER-RAICHYK
4263 FERGUSON DR #2
CINCINNATI OH 45245-1665

*** IF YOU ARE SUBJECT TO FOREIGN TAX WITHHOLDING, YOU WILL RECEIVE A 1042-S FORM IN A SEPARATE MAILING.**

2007 YEAR-END STATEMENT

The Procter & Gamble Company

Questions? 800-742-6253 (US and Canada) or 513-983-3034 • www.pg.com/investing

Record Date Information as of October 19, 2007

Account Number	Dividend Rate	Certificated Shares	Direct Registration Shares	Program Shares/SIP	Record Date Total Shares
0000547076	0.3500	152	152.000	0.0000	304.0000

Transaction History From: January 1, 2007 To: November 15, 2007

Activity Date	Activity Type	Gross Dollar Amount ($)	Fees	Tax Withholding	Net Amount ($)	Share Price ($)	Total Shares/Units	Total Shares Balance
12/31/2006	BF	0.00	0.00	0.00	0.00	0.000	0.000	304.000
02/15/2007	YC	47.12	0.00	0.00	47.12	0.000	0.000	304.000
02/15/2007	YD	47.12	0.00	0.00	47.12	0.000	0.000	304.000
05/15/2007	YC	53.20	0.00	0.00	53.20	0.000	0.000	304.000
05/15/2007	YD	53.20	0.00	0.00	53.20	0.000	0.000	304.000
08/15/2007	YC	53.20	0.00	0.00	53.20	0.000	0.000	304.000
08/15/2007	YD	53.20	0.00	0.00	53.20	0.000	0.000	304.000
11/15/2007	YC	53.20	0.00	0.00	53.20	0.000	0.000	304.000
11/15/2007	YD	53.20	0.00	0.00	53.20	0.000	0.000	304.000

Summary Of Holdings as of November 15, 2007

Certificated Shares	Direct Registration Shares	Program Shares/SIP	Total Shares	Approximate Price Per Share ($)	Approximate Value ($)
152	152.000	0.000	304.000	72.2370	$21,960.05

***See Reverse Side For Activity Type Description.**

THE PROCTER & GAMBLE COMPANY
SHAREHOLDER SERVICES
P.O. BOX 5572
CINCINNATI, OH 45201-5572


P&G

0002519 01 AT **AUTO T9 1 6392 45245

JEANETTE HUEBENER-RAICHYK
4263 FERGUSON DR #2
CINCINNATI OH 45245-1665

DIVIDEND NUMBER: 447
PAYABLE DATE: 05/15/2008
RECORD DATE: 04/18/08

PLEASE ADDRESS ALL CORRESPONDENCE TO:
THE PROCTER & GAMBLE COMPANY
SHAREHOLDER SERVICES
P.O. BOX 5572
CINCINNATI, OH 45201-5572
website: www.pg.com/investor
PHONE: 1-800-742-6253

THE PROCTER & GAMBLE COMPANY

ACCOUNT NUMBER	SHARES	DIVIDEND RATE	DIVIDEND AMOUNT	TAX WITHHELD THIS DIVIDEND	NET DIVIDEND	YEAR-TO-DATE DIVIDEND	YEAR-TO-DATE TAX WITHHELD
000547076	304.000	0.4000	$121.60	$.00	$121.60	$228.00	$.00

Please verify with your bank that this payment is credited to your account on payable date. If you do not receive credit, please contact us at 1-800-742-6253.

DETACH AND RETAIN THIS STUB FOR YOUR RECORDS



ACCOUNT #: 5625-6620 | RALPH SANDOZ & BETTY JANE SANDOZ
FINANCIAL ADVISORS: 0580 | ROBERT KLEIN, DAVID SCHEPPLER

FOR THE PERIOD: *April 1, 2008 - April 30, 2008*

PORTFOLIO HOLDINGS *continued*

Quantity	Description	Symbol	% of Account	Current Price	Current Value	Estimated Annual Income	Estimated Annual % Yield	Type
EQUITIES								
23	METLIFE INC	MET	0.16	60.85	1,399.55	17	1.21	C
5,312	PROCTER & GAMBLE COMPANY	PG	41.11	67.05	356,169.60	8,499	2.39	C
53	SMUCKER JM COMPANY NEW	SJM	0.31	49.88	2,643.64	68	2.57	C
234	SPECTRA ENERGY CORP	SE	0.67	24.70	5,779.80	215	3.72	C
	TOTAL EQUITIES		55.87		$483,926.87	$13,532	2.80	
TAXABLE BONDS								
25,000	GOVT NATL MTG ASSN POOL #223400 BOOK ENTRY CPN 10.000% DUE 10/15/18 DTD 10/01/88 FC 11/15/88 MONTHLY 30/360 Remain Bal = 25.15 EFFECTIVE MATURITY: 09-27-08	36218JDD9		106.8725	26.88	3	11.16	C
25,000	GOVT NATL MTG ASSN POOL #061950 BOOK ENTRY CPN 12.000% DUE 02/15/13 DTD 02/01/83 FC 03/15/83 MONTHLY 30/360 Remain Bal = 171.67 EFFECTIVE MATURITY: 01-18-10	362094ZP2	0.02	113.2722	194.46	21	10.80	C

May 23, 2008
* To whom it may concern — Enclosed is proof of having P&G stock in 2003 and presently. Started buying P&G stock in 1949. We have no intention of selling our stock, as my husband has often said P&G is the most perfectly run corporation. Signed, Ralph W Sandoz
Betty Jane Sandoz

IMPORTANT TAX DOCUMENT

Account Number 464-310592-075 **Taxpayer ID** 301-01-2373 **Tax Period** 01/01/03 **to** 12/31/03

RALPH SANDOZ &
BETTY JANE SANDOZ
JT TEN
5725 DUNLAP ROAD
CINCINNATI OH 45252-1015

1099 VERSION - ORIGINAL
VERSION DATE - 01/26/04

YOUR FINANCIAL CONSULTANTS

ROBERT KLEIN **DAVID SCHEPPLER**

A. G. EDWARDS & SONS, INC
1400 CHEMED CENTER
255 E FIFTH ST
CINCINNATI OH 45202

(513) 241-9900

A. G. EDWARDS & SONS, INC. TAX ID
43-0895447

1099-DIV DIVIDENDS AND DISTRIBUTIONS

OMB NO. 1545-0110

Box		
1a	Total Ordinary Dividends	14,962.07
1b	Qualified Dividends	7,274.96
2a	Total Capital Gain Distributions	59.13
2b	Post-May 5 Capital Gain Distributions	35.74

1099-INT INTEREST INCOME

OMB NO. 1545-0112

Box		
1	Ordinary Interest	4,278.36

1099-B REPORTABLE CAPITAL TRANSACTIONS

OMB NO. 1545-0715

NO INFORMATION TO REPORT

INFORMATION NOT REPORTED TO THE IRS

INCOME NOT SUBJECT TO IRS REPORTING

Tax Exempt Interest	881.26

SUMMARY INFORMATION SECTION

DIVIDENDS AND DISTRIBUTIONS SUMMARY

QUALIFIED DIVIDENDS

AMERN HIGH INCOME TR SBI	102.95	BOND FUND OF AMERICA INC.	26.52
BRISTOL-MYERS SQUIBB CO	420.00	CINERGY CORP	414.00
CONAGRA FOODS INC	377.50	EMERSON ELECTRIC CO	355.50
* FIFTH THIRD BANCORP	15.40	GENERAL ELECTRIC CO	380.00
H.J. HEINZ CO	364.50	METLIFE INC	5.29
PROCTER & GAMBLE CO	4,594.88	SARA LEE CORP	171.25

10894/001 1 3 324 823 0000055659



Procter & Gamble
Shareholder Services
PO Box 5572
Cincinnati, OH 45201-5572

IMPORTANT TAX RETURN DOCUMENT
1099-DIV ENCLOSED WITH THIS STATEMENT
RETAIN FORM FOR YOUR INCOME TAX RECORDS.

CONFIDENTIAL INFORMATION

Account Number	Tax Year Ending
0000547076	12/31/2007

0000055659 ******AUTO**SCH 5-DIGIT 45244

JEANETTE HUEBENER-RAICHYK
4263 FERGUSON DR #2
CINCINNATI OH 45245-1665

This will be your final statement for the calendar year 2007, unless you have additional account activity in December. Please retain this statement for your records.

* IF YOU ARE SUBJECT TO FOREIGN TAX WITHHOLDING, YOU WILL RECEIVE A 1042-S FORM IN A SEPARATE MAILING.

2007 YEAR-END STATEMENT

The Procter & Gamble Company

Questions? 800-742-6253 (US and Canada) or 513-983-3034 • www.pg.com/investing

Record Date Information as of October 19, 2007

Account Number	Dividend Rate	Certificated Shares	Direct Registration Shares	Program Shares/SIP	Record Date Total Shares
0000547076	0.3500	152	152.000	0.0000	304.0000

Transaction History From: January 1, 2007 To: November 15, 2007

Activity Date	Activity Type	Gross Dollar Amount ($)	Fees	Tax Withholding	Net Amount ($)	Share Price ($)	Total Shares/Units	Total Share Balance
12/31/2006	BF	0.00	0.00	0.00	0.00	0.000	0.000	304.000
02/15/2007	YC	47.12	0.00	0.00	47.12	0.000	0.000	304.000
02/15/2007	YD	47.12	0.00	0.00	47.12	0.000	0.000	304.000
05/15/2007	YC	53.20	0.00	0.00	53.20	0.000	0.000	304.000
05/15/2007	YD	53.20	0.00	0.00	53.20	0.000	0.000	304.000
08/15/2007	YC	53.20	0.00	0.00	53.20	0.000	0.000	304.000
08/15/2007	YD	53.20	0.00	0.00	53.20	0.000	0.000	304.000
11/15/2007	YC	53.20	0.00	0.00	53.20	0.000	0.000	304.000
11/15/2007	YD	53.20	0.00	0.00	53.20	0.000	0.000	304.000

Summary Of Holdings as of November 15, 2007

Certificated Shares	Direct Registration Shares	Program Shares/SIP	Total Shares	Approximate Price Per Share ($)	Approximate Value ($)
152	152.000	0.000	304.000	72.2370	$21,960.05

*See Reverse Side For Activity Type Description.

THE PROCTER & GAMBLE COMPANY
SHAREHOLDER SERVICES
P.O. BOX 5572
CINCINNATI, OH 45201-5572



0002619 01 AT **AUTO T9 1 6392 45245

JEANETTE HUEBENER-RAICHYK
4263 FERGUSON DR #2
CINCINNATI OH 45245-1665

DIVIDEND NUMBER: 447
PAYABLE DATE: 05/15/2008
RECORD DATE: 04/18/08

PLEASE ADDRESS ALL CORRESPONDENCE TO:
THE PROCTER & GAMBLE COMPANY
SHAREHOLDER SERVICES
P.O. BOX 5572
CINCINNATI, OH 45201-5572
website: www.pg.com/investor
PHONE: 1-800-742-6253

THE PROCTER & GAMBLE COMPANY

ACCOUNT NUMBER	SHARES	DIVIDEND RATE	DIVIDEND AMOUNT	TAX WITHHELD THIS DIVIDEND	NET DIVIDEND	YEAR-TO-DATE DIVIDEND	YEAR-TO-DATE TAX WITHHELD
000547076	304.000	0.4000	$121.60	$.00	$121.60	$228.00	$.00

Please verify with your bank that this payment is credited to your account on payable date. If you do not receive credit, please contact us at 1-800-742-6253.

DETACH AND RETAIN THIS STUB FOR YOUR RECORDS

PORTFOLIO HOLDINGS *continued*

Quantity	Description	Symbol	% of Account	Current Price	Current Value	Estimated Annual Income	Estimated Annual % Yield	Type
EQUITIES								
23	METLIFE INC	MET	0.16	60.85	1,399.55	17	1.21	C
5,312	PROCTER & GAMBLE COMPANY	PG	41.11	67.05	356,169.60	8,499	2.39	C
53	SMUCKER JM COMPANY NEW	SJM	0.31	49.88	2,643.64	68	2.57	C
234	SPECTRA ENERGY CORP	SE	0.67	24.70	5,779.80	215	3.72	C
	TOTAL EQUITIES		55.87		$483,926.87	$13,532	2.80	
TAXABLE BONDS								
25,000	GOVT NATL MTG ASSN POOL #223400 BOOK ENTRY CPN 10.000% DUE 10/15/18 DTD 10/01/88 FC 11/15/88 MONTHLY 30/360 Remain Bal = 25.15 EFFECTIVE MATURITY: 09-27-08	36218JDD9		106.8725	26.88	3	11.16	C
25,000	GOVT NATL MTG ASSN POOL #061950 BOOK ENTRY CPN 12.000% DUE 02/15/13 DTD 02/01/83 FC 03/15/83 MONTHLY 30/360 Remain Bal = 171.67 EFFECTIVE MATURITY: 01-18-10	362094ZP2	0.02	113.2722	194.46	21	10.80	C

May 23, 2008
To whome it may concern — Enclosed is proof of having P&G stock in 2003 and presently. Started buying P&G stock in 1949. We have no intention of selling our stock, as my husband has often said P&G is the most perfectly run corporation. Signed, Ralph W Sandoz
Betty Jane Sandoz

IMPORTANT TAX DOCUMENT

Account Number 464-310592-075 **Taxpayer ID** 301-01-2373 **Tax Period** 01/01/03 to 12/31/03

RALPH SANDOZ &
BETTY JANE SANDOZ
JT TEN
5725 DUNLAP ROAD
CINCINNATI OH 45252-1015

1099 VERSION - ORIGINAL
VERSION DATE - 01/26/04

YOUR FINANCIAL CONSULTANTS

ROBERT KLEIN **DAVID SCHEPPLER**

A. G. EDWARDS & SONS, INC
1400 CHEMED CENTER
255 E FIFTH ST
CINCINNATI OH 45202

(513) 241-9900

A. G. EDWARDS & SONS, INC. TAX ID
43-0895447

1099-DIV DIVIDENDS AND DISTRIBUTIONS

OMB NO. 1545-0110

Box		
1a	Total Ordinary Dividends	14,962.07
1b	Qualified Dividends	7,274.96
2a	Total Capital Gain Distributions	59.13
2b	Post-May 5 Capital Gain Distributions	35.74

1099-INT INTEREST INCOME

OMB NO. 1545-0112

Box		
1	Ordinary Interest	4,278.36

1099-B REPORTABLE CAPITAL TRANSACTIONS

OMB NO. 1545-0715

NO INFORMATION TO REPORT

INFORMATION NOT REPORTED TO THE IRS

INCOME NOT SUBJECT TO IRS REPORTING

Tax Exempt Interest 881.26

SUMMARY INFORMATION SECTION

DIVIDENDS AND DISTRIBUTIONS SUMMARY

QUALIFIED DIVIDENDS

AMERN HIGH INCOME TR SBI	102.95	BOND FUND OF AMERICA INC.	26.52
BRISTOL-MYERS SQUIBB CO	420.00	CINERGY CORP	414.00
CONAGRA FOODS INC	377.50	EMERSON ELECTRIC CO	355.50
* FIFTH THIRD BANCORP	15.40	GENERAL ELECTRIC CO	380.00
H.J. HEINZ CO	364.50	METLIFE INC	5.29
PROCTER & GAMBLE CO	4,594.88	SARA LEE CORP	171.25

This is important tax information and is being furnished to the Internal Revenue Service. If you are required to file a return, a negligence penalty or other sanction will be imposed on you if this income is taxable and the IRS determines that it has not been reported.

14th June 2008

RECEIVED
2008 JUL -1 PM 5:27
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington DC 20549

To all concerned:

This letter is in response to the June 10th submission to the SEC by one Jason Muncy of P&G's Legal Division, to enlist your office's confirmation of his plan for P&G to exclude our shareholders' proposal from P&G's proxy materials for this coming annual meeting in October. The SEC rules that we were sent by his office state that it is our responsibility to respond to his allegations as soon as we can, which is this note's contents.

In order to clear away some possible confusion in computerized filing, I have the preliminary task to ensure that this letter does find its way to the right destination, noting that the Muncy submission appears to have difficulty with copying the few letters of my last name, which should read 'Raichyk' but may be filed under Muncy's mis-spelled version (Raichjk). For whatever reason.

We would also point out that -- due to the fact that the information provided to us initially by P&G's shareholders online services being deficient in specifying the process adequately -- the list of those of us willing to make the personal appearance at the October meeting and to commit to freezing all activity with our P&G stock for the duration, is simply myself, my sister and her husband -- Betty Jane & Ralph Sandoz.

Now we can focus on the claims made by Mr Muncy.

Claim #1: (Muncy's III A-B) That our proposal exceeded the SEC 500 word limit.

It is rather a stretch of imagination that the cover page and the signing comment would be considered 'support' for the 'proposal'. Neither contains any materially contributing information to the content of the 'proposal' or to its 'support' logic so why should these 'count' towards the limit for the 'proposal' and its 'support', pray tell. We have made our proposal's position clear as being based on factual data as available to shareholders and the public, not a title nor a personal identity basis.

In addition, we would point out that his picayune quibble over whose word processor counts better, mine showing 490 or his saying 507, -- on top of his quibble over the inclusion of trivia like title page and signing comment -- could have been totally avoided had he been decently responsive to our query of May 20th, in which we asked about the counting differences we had observed between software packages. Not one word of clarification of these issues was forthcoming from his office. Furthermore this was after our never having had a sensibly accurate answer to our original query to P&G's online shareholders-contacts about the requirements to submit a proposal. We had specifically asked about format and procedure in an online query to Shareholders Services on April 13th. Their response will be attached to this note and totally only mentions timing and destination considerations. Not one word about word limits. Not stockholders' meeting attendance, nor restraints on stock usage. Strictly destination, fax-number and deadline -- questionably stated, at that, judging by the SEC rules relayed by Muncy in order to declare deficient the original submission.

Claim #2: (Muncy's IV which contradicts Muncy's V B) That our proposal attempts to 'micro-manage the company' in its day-to-day operations, while simultaneously is 'too vague' so that the company would not 'be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.'

If evidence accumulates in public information channels that suggest that the company is not living up to its own mission statement, the shareholders are certainly capable of reporting such global observations as part of their normal oversight of company operations. This is not micro-managing.

And further such shareholders can certainly propose to recommend that a plan to rectify those global failings be considered -- while honoring the company's own self-respect in detailed day-to-day tactical execution with adequate latitude granted. This is not vagueness, it is sensible respect.

Are we to believe that P&G's marketing management's offerings do not influence retailers to stock items that P&G would be wanting their customers to purchase at that retailer in order to use P&G paid-for coupons?

Are we to believe that P&G had no idea how P&G could 'reposition' a P&G product? Muncy claims not to have a single idea on what P&G's marketing efforts for a product is openly doing, never imagined P&G's marketing management might be defining which consumers should be paying attention to what P&G is producing for sale???

Are we to believe that P&G is unable to invent a convenience food -- based virtually strictly on animal protein and fats -- for cats that will live up to P&G's business mission, given the new insights into cat nutrition and wellness?

Are we to believe that P&G shareholders are unable to trust that P&G can and will correct the failings of its current dry cat food product without shareholders being rigorously specific about precise description of tactics to reach the P&G vision that we acknowledge with our shareholders' investment monies?

We surely would have thought this latitude was adequately respectful of P&G's abilities and consists in essence of a single recommendation that IAMS live up to its stated vision with regard to a specific product whose performance was demonstrably failing to perform as promised, leading to presently three observations of repercussions that they would deal with. Which also disposes of Muncy's bogus claim that there's more than one proposal (Muncy VI) which he himself undermines in his own reference to our proposal as "ONE fell swoop" in Muncy IV.

Claim #3: (Muncy's V A) That our proposal is based on a premise that is materially false.

Muncy's insistence on ancient labels -- strict and obligatory -- and 20 year old history in the cat nutrition and health world shows a lamentable lack of investigation of our current evidence in our support logic. The whole point and the concept-shattering discovery that we referenced and provided sources for, is that cats have been shown to have a physiology that was not well understood in the 'obligatory' concept days.

Back in 1988, a veterinary cardiology researcher at UC Davis -- one Dr Paul Pion, currently of the Veterinary Information Network -- discovered that the process of heating canned cat foods was diminishing the available taurine in the contents to a level that was causing -- over a longer period than was ever tested in the usual 6 month feeding trials -- cardio-myopathy and thousands of cats were dying of this unjustifiable damage by the catfood industry claiming 'complete and balanced nutrition for all cat life phases'. IAMS was not one of the petfood companies whose canned product's taurine level was lower than needed because IAMS just happened to have a formulation that was fish-dominant -- with consequently much higher taurine levels before heating than required for cats' taurine needs -- so the usual high heating of the canning process still left what appeared to be adequate taurine.

A similar leap in knowledge occurred in the last few years about the nutrition physiology of cats and its relationship to their organ health. Muncy -- based on what we don't wish to speculate -- claims categorically that there 'is currently no relevant information published in peer-reviewed scientific journals that shows an association between the occurrence of diabetes mellitus in cats and the consumption of conventional dry cat foods'. MUNCY'S CLAIM IS MATERIALLY FALSE.

Had he and his veterinary resources -- presumeably ample -- done the requisite homework -- or merely consulted with the cited experts in our proposal -- he would have had in front of him at least the following list of peer-reviewed scientific journals that show our claimed association between feline diabetes mellitus and the consumption of carbohydrate-loaded foods, as well as the attached JAVMA article by Dr D L Zoran, DVM, PhD, DACVIM titled "The Carnivore Connection to Nutrition in Cats" from the December 1, 2002 issue. Consider this peer-reviewed list.

Frank G, Anderson W, Pazak H, et al, "Use of a high-protein diet in the management of feline diabetes mellitus", Vet Ther 2001;2:238-46

Bennet N, Greco DS, Peterson ME,et al, "Comparison of a low-carbohydrate, low fiber diet and a moderate carbohydrate high fiber diet in the management of feline diabetes mellitus". J Fel Med Surg 2006;8(2):73-84

Rand JS, Marshall RD, "Diabetes Mellitus in cats". Vet Clin Nrth Am Small Anim Pract 2005;35(1):211-224.

As for Muncy's remaining claim of inaccuracy, misrepresented as a falsehood, we should point out that if any interested party does check the labelling standards for catfood nutrients, specifically for IAMS if desired, it will be seen that there is a company-secrets defensive-inaccuracy in the format of quantities. Namely proteins, fats etc are specified in some cases as Maximums and/or Minimums, which necessitates that the consumer or anyone not privy to insider data must base best-available estimates on these inaccuracies protecting company privileged data. Consequently the standard estimating practice applied to the online IAMS example chosen arrived at an implied carbohydrate-load of slightly over 50%, which is entirely within the realm of the Muncy data admitting the existence of IAMS dry catfood with 43% carbohydrate-loading.

Clearly such levels as Muncy has admitted do imply that IAMS dry catfood has no right to claim that it is quality nutrition for cats -- complete and balanced and ideal for all life stages -- and should be removed from a company's product line as a well-being promoting food for cats, specifically for a company operating under a vision of 'superior performance, quality and value', not to mention their claim of seeking to 'enhance the well-being of dogs and cats'. The risk of consumer perception of these vision statements as fraudulent claims is a legal liability and a valid shareholder concern.

Claim #4: (Muncy VII) That the proposal relates to operations which account for less than 5% of the company's total assets, net earnings and gross sales' and 'is not otherwise significantly related to the company's business.'

Clearly when the company is producing a misbegotten product that is killing and damaging thousands of cats, this is significant as an image destroying, credibility destroying catastrophe that has repercussions necessitating drastic demonstrations of professional responsibility and leadership in rectifying their own errors. The damage to the research reputation and brand name confidence in the consumer world will affect P&G, not just one product and not just IAMS, as we did see many years ago in the fiasco over one specific feminine hygiene product for P&G, and in the petfood industry in 1988 though IAMS did escape that debacle.

Even now there are at least two class action lawsuits taking shape in the U.S. which we have encountered this very morning in searching to see what was the status of this concern, which is clearly raised and visibly described in our support for our proposal. Hence we would suggest that the Staff will concur that our shareholders' concerns are quite material to the entire P&G corporate image which is still recovering from the debacle in their CEO's materially misrepresenting P&G's financial status to investment analysts in 1999-2000.

As for the nonsense in Muncy VIII, we would point out that 'directing' does not equate with 'coercing' or 'controlling' or anything close to that, as Muncy ridiculously is implying, but does clearly fit with typical marketing strategy ideas as seen in marketing publications amply available to business readers. This issue was addressed in our notes on Claim #2 and demolished suitably.

And finally, comparably in keeping with SEC allowances referred to in the Muncy submission, we will be enclosing only one copy of these documents in the paper version for the Securities & Exchange Commission, not the former practice of 6 copies since we are hereby submitting these documents electronically to the SEC. An electronic copy will also be sent to 'The Company' in the person of Jason Muncy. Electronically, these documents will simultaneously be sent to our fellow Proponents.

Sincerely,

MJH Raichyk, PhD
Mathematical Decision Analyst
4263 Ferguson Dr #2
Cincinnati OH 45245

Timely Topics in Nutrition

The carnivore connection to nutrition in cats

Debra L. Zoran, DVM, PhD, DACVIM

The *JAVMA* welcomes contributions to this feature. Articles submitted for publication will be fully reviewed with the American College of Veterinary Nutrition (ACVN) acting in an advisory capacity to the editors. Inquiries should be sent to Dr. John E. Bauer, Department of Small Animal Medicine and Surgery, College of Veterinary Medicine, Texas A&M University, College Station, TX 77843-4474.

In another time long ago, Leonardo da Vinci said, "The smallest feline is a masterpiece."[1] And for those of us who marvel at the wonder that is a cat, there is no doubt that his statement was remarkable for its simplicity as well as its truth. Cats are amazing creatures, unique and interesting in almost every way imaginable. Despite this, it has been common for veterinarians to consider cats and dogs as similar beings for anesthesia protocols, clinical diseases, and treatments. However, it is quite clear that cats are unique in all conceivable ways, particularly in their nutritional biochemistry. Cats are strict carnivores that rely on nutrients in animal tissues to meet their specific and unique nutritional requirements. This statement is news to few, yet the importance of these nutritional differences is often underestimated, especially during periods when cats are ill or have prolonged anorexia. In their natural habitat, cats consume prey high in protein with moderate amounts of fat and minimal amounts of carbohydrate (CHO); thus, they are metabolically adapted for higher metabolism of proteins and lower utilization of CHOs (starch, not soluble or insoluble fiber) than dogs or other omnivores. Although cats can use CHOs as a source of metabolic energy, they have limited ability to spare protein utilization by using CHOs instead. Nevertheless, commercial diets are formulated with a mixture of animal- and plant-derived nutrients, most commonly in dry kibble form that requires CHOs for the expansion and cooking process, to provide easy-to-use food for domestic cats. And although cats have adjusted to most manufactured diets, the limitations of substituting animal-origin nutrients with plant-origin nutrients in foods formulated for cats are being increasingly realized.

The information reported here is an attempt to describe what it means metabolically and nutritionally to be a strict carnivore, with a focus on differences in nutritional biochemistry of cats. In addition, information is included on possible roles of nutrition in the development of obesity, idiopathic hepatic lipidosis (IHL), inflammatory bowel disease, and diabetes mellitus in cats.

From the Department of Small Animal Medicine and Surgery, College of Veterinary Medicine, Texas A&M University, College Station, TX 77843-4474.

Protein

The natural diet of cats in the wild is a meat-based regimen (eg, rodents, birds) that contains little CHO; thus, cats are metabolically adapted to preferentially use protein and fat as energy sources (**Appendix 1**). This evolutionary difference in energy metabolism mandates cats to use protein for maintenance of blood glucose concentrations even when sources of protein in the diet are limiting.[2] The substantial difference in protein requirements between cats and omnivores, such as dogs, serves to illustrate this important metabolic distinction. For example, whereas the protein requirement of kittens is 1.5 times that of the young of other species, adult cats require 2 to 3 times more protein in their diet than adults of omnivorous species.[2,4] The fact that cats have such a greater dietary protein requirement, compared to dogs, necessitates that cats must have a higher basal requirement for nitrogen (protein) or an increased requirement for essential amino acids. In the case of adult cats, the increased protein requirement is attributable to both; however, the requirement for essential amino acids in kittens is similar to that of the young of other species,[5] so a higher basal requirement for nitrogen is suggested to play the largest role in kittens.

Several possible reasons exist for the increased need for protein, but the fact that cats depend on protein for energy as well as structural and synthetic purposes is a major component. When fed a low-protein diet, most omnivores conserve amino acids by reducing the activities of aminotransferases and other enzymes involved in protein catabolism.[6,7] However, in a classic study,[8] cats were fed diets low (170 g/kg [77 g/lb] of body weight) and high (700 g/kg [318 g/lb] of body weight) in protein to determine whether they responded to low-protein conditions in a manner similar to that of omnivorous species. Regardless of whether cats were fed low or high amounts of dietary protein, there was little adaptation in the activities of the aminotransferases or urea cycle enzymes.[8] In another study,[9] it was suggested that cats have a limited ability to adjust protein utilization to the amount of protein in their diets; however, the primary finding in that study was that protein oxidation increased in cats fed high-protein diets. Protein oxidation did not decrease in cats fed diets with moderate amounts of protein (low-protein diets were not evaluated).[9] Nevertheless, those studies document that cats continue to use protein (eg, dispensable nitrogen in the form of gluconeogenic amino acids) for production of energy and in other metabolic pathways (eg, urea cycle), even in the face of low availability of proteins. These increased protein requirements are an important reason why protein malnutrition can occur more quickly in sick, injured, or anorectic cats.

In addition to their increased need for dispensable protein, cats also have need for increased amounts of specific amino acids in their diet: taurine, arginine, methionine, and cysteine.[2] These specific amino acid requirements of cats have likely been determined on the basis that their natural diet contains an abundance of each of these specific amino acids (in addition to 11 essential amino acids; Appendix 2). The likely reason that synthetic pathways for these amino acids, which are found in omnivorous species, are not found in cats is that they are redundant and, thus, energy inefficient. Furthermore, even though cats do not have the ability to synthesize these amino acids, the amino acids are not conserved. In fact, utilization of these amino acids (taurine, arginine, methionine, and cysteine) is higher in cats than in dogs or other animals.

Taurine is a sulfur-containing β amino acid that is not incorporated into proteins or degraded by mammalian tissues; however, it is essential for vision, cardiac muscle function, and proper function of the nervous, reproductive, and immune systems.[2] Taurine is essential in cats because they cannot synthesize adequate quantities from the typical precursors (ie, methionine or cysteine). Enzymes required for synthesis of taurine (eg, cysteine dioxygenase and cysteine sulfinic acid decarboxylase) are only minimally active in cats.[10] Furthermore, cats have a constant and obligate loss of taurine into bile, because they conjugate bile acids only with taurine.[10] Complicating matters, the requirement for taurine in cats is influenced by many factors including, but not limited to, the source of protein (ie, taurine is found in animal-source proteins but must be supplemented when plant-source proteins are used in the diet), commercial processing (heat processing reduces taurine bioavailability[11]), content of sulfur-containing amino acids in the diet (taurine is synthesized from sulfur-containing amino acids [methionine and cysteine], although cats cannot meet their needs via this pathway[4]), and amount of dietary fiber (diets high in fiber increase the need for taurine[12]). Prolonged (ie, a period of several months) deficiency of taurine is required before clinical signs appear in most cats. The most common signs of deficiency are blindness (central retinal degeneration), reproductive failure or neonatal loss, and development of dilated cardiomyopathy.[2,10] Diagnosis of taurine deficiency in cats is confirmed by measurement of taurine concentrations in blood. Taurine concentrations in the blood reflect tissue taurine status better than do taurine concentrations in plasma, which can be affected by release of cellular taurine (especially from platelets).[2] The reference range for concentrations of taurine in healthy cats is > 300 nmol/mL, with concentrations < 160 nmol/mL consistent with deficiency.[2]

Arginine is an essential amino acid in dogs and cats; however, in contrast to dogs, cats are unable to synthesize sufficient amounts of ornithine or citrulline for conversion to arginine. Thus, it must be available in their diet.[13,14] In addition, cats continually use large amounts of arginine in the urea cycle, because this cycle is not down-regulated in cats during periods when food is withheld or in cats consuming low-protein diets.[4,7] Cats and kittens fed a diet devoid of arginine have clinical signs of hyperammonemia (eg, salivation, neurologic abnormalities, hyperesthesia, emesis, tetany, and coma) within hours, and the condition may progress to death.[13,14] Fortunately, arginine and citrulline are abundant in animal tissues; thus, arginine deficiency is rare in cats consuming appropriate foods. However, arginine supplementation must be used to avoid a deficiency in cats fed diets with plant-origin protein sources. Arginine supplements should also be considered in anorectic cats with IHL, because a deficiency of arginine may be responsible for some of the clinical signs observed in cats with this disease. The dose of arginine that will benefit cats with IHL is unknown, but 250 mg of arginine/d is recommended.

Cats also have a higher requirement for methionine and cysteine in their diet than dogs or other omnivores.[2,15] Although there are numerous explanations for this increased requirement, 1 major reason is that methionine and cysteine are gluconeogenic amino acids in cats that are catabolized to pyruvate and then subsequently oxidized to provide energy (Appendix 2). In dogs and other animals, methionine and cysteine have many uses but are primarily converted to taurine, homocysteine, and S-adenosyl-methionine and its metabolites (eg, glutathione), which are important antioxidants and scavengers of free radicals (Fig 1).[2,4,16,17] In addition to the aforementioned pathways, the requirement for cysteine is high in cats for production of hair and felinine, a sulfur-containing amino acid found in the urine of cats.[18] The highest concentrations of felinine are found in sexually intact male cats (95 mg of felinine excreted/24 h), with significantly lower concentrations in neutered males (29 mg/24 h), sexually intact females (19 mg/24 h), and spayed females (13 mg/24 h).[18] Thus, dietary requirements for cysteine in sexually intact male cats is substantially higher than in neutered male cats or female cats. The function of felinine is largely unknown, but it may be important in territorial marking. Additionally, the high rate of felinine excretion in male cats creates another protein sink.[18] Methionine and cysteine are found in large quantities in animal tissues, so deficiency is uncommon in cats consuming an appropriate diet. However, deficiencies may develop in anorectic cats, cats fed diets that contain plant-origin proteins, or cats fed enteral formulations created for use in humans, which are deficient in amino acids required by cats. Methionine or cysteine deficiencies are often initially seen clinically as poor growth in kittens or crusting dermatoses and poor pelage in adult cats.[2]

Tyrosine, an amino acid that is not essential for other species, is considered to be conditionally essen-


Proteins and
polyamines
Methyl donor
SAMe
S - Adenosyl
homocysteine
Methionine
Homocysteine
THF
B6
B12
CBS
MethylTHF
Methylene
THF
B6
Cysteine
Taurine, Glutathione

Figure 1—Schematic illustration of the multiple pathways for metabolism of methionine and cysteine, including production of S-adenosyl-methionine (SAMe) and taurine. Notice the important contributions of vitamins B_6 and B_{12} in these pathways. THF = Tetrahydrofolate. CBS = Cystathionine β synthase.

tial for cats. It has an important role in the synthesis and homeostasis of melanin, which is found in black hair and skin pigment. Tyrosine is synthesized from phenylalanine, an amino acid contained in many proteins, but diets of cats may not contain quantities sufficient to support tyrosine and, subsequently, melanin synthesis. As a result, tyrosine deficiency is most commonly observed in black cats whose hair becomes reddish-brown.[19] This effect can be reversed in cats fed diets that contain increased concentrations of tyrosine, which include diets high in animal-source proteins.[19] Tyrosine is an excellent example of a nonessential amino acid that may become deficient in cats because of an increase in the use of tyrosine for production of hair or an increase in the use of its precursor, phenylalanine, for nonessential (degradative) functions.

Carnitine metabolism in cats has received a lot of attention for its potential role in treating IHL[20] and enhancing weight loss.[21] Carnitine is an amino-group-containing, vitamin-like substance that is increasingly being considered as conditionally essential. However, there have not been any recommendations from the Association of American Feed Control Officials (AAFCO) or the National Research Council concerning carnitine in the diet of cats. Prior to 2002, carnitine was not an AAFCO-approved ingredient in foods formulated for pets. Thus, prior to this time, foods formulated for pets could not legally be fortified with carnitine. One major role for carnitine is transport of fatty acyl CoA compounds from the mitochondrial cytosol into the nucleus, thus making them available for β oxidation.[22,23] Cats are able to synthesize carnitine from lysine and methionine; the major dietary source of lysine and methionine is meat and dairy proteins.[23] Carnitine is synthesized in the kidneys of cats, whereas it is synthesized in the liver of dogs and other animals. Carnitine synthesis requires several B vitamins and iron; thus, synthesis may be limited in sick, anorectic cats.[23] In humans, carnitine deficiency (relative or absolute) causes hepatic lipid accumulation and liver dysfunction.[24] A similar connection is being investigated in cats with IHL, with current evidence suggesting that use of supplemental carnitine hastens recovery and improves survival in affected cats.[20] Carnitine also increases lean muscle mass and enhances weight loss in obese cats.[21] Although additional investigations are necessary to elucidate its entire role, supplemental carnitine (250 to 500 mg of carnitine/d) is recommended for obese cats and cats with IHL.[21]

Carbohydrates and Fats

It is clear that cats have a greater need than dogs or other omnivores for protein in their diet. Cats also have several physiologic adaptations that reflect their expected low CHO intake. The first of these is that cats lack salivary amylase, the enzyme responsible for initiating CHO digestion.[25] In addition, cats also have low activities of intestinal and pancreatic amylase and reduced activities of intestinal disaccharidases that break down CHOs in the small intestines.[25,26] These specific differences do not mean cats cannot use starch. In fact, cats are extremely efficient in their use of simple sugars. However, it does underscore their development as carnivores and the expected low amounts of grain in their typical diet. These digestive differences may mean that high amounts of CHO in diets may have untoward effects on cats. For example, high amounts of CHO in diets decrease protein digestibility in cats because of a combination of factors, including increased passage rate.[27] Increased amounts of CHO in diets also causes a reduction in fecal pH in cats, which is caused by incomplete CHO fermentation in the small intestines that results in increased microbial fermentation in the colon and increased production of organic acids.[27]

In cats, the liver also has several distinct features that influence disaccharide metabolism. In most animals, hepatic hexokinase (a constitutive enzyme) and glucokinase (an inducible enzyme) are active and responsible for phosphorylation of glucose for storage or oxidation. Cats differ in that they have minimal function of hepatic glucokinase, and the activity is not adaptive (ie, activity cannot be up-regulated when the diet contains large amounts of CHO).[28,29] In addition, cats also have minimal activity of hepatic glycogen synthetase (the enzyme responsible for converting glucose to glycogen for storage in the liver).[2] Again, the likely reason for low hepatic glucokinase and glycogen synthetase activity in cats is a metabolic program that uses gluconeogenic amino acids and fat, rather than starch, in their diet for energy. As a result, cats have limited ability to rapidly minimize hyperglycemia from a large dietary glucose load. In carnivores, blood glucose concentrations are more consistent (eg, less postprandial fluctuations), because glucose is released in small continuous boluses over a longer time frame as a result of gluconeogenic catabolism of proteins. Thus, additional starch in the diet that is not stored as muscle glycogen or used for energy is stored as fat. The liver in cats also does not contain fructokinase, an enzyme necessary for metabolism of simple sugars. Lack of this enzyme was documented in a study[30] in which cats that consumed diets high in simple sugars became hyperglycemic and fructosuric. Finally, most cats are not attracted to foods with a sweet taste, which is in contrast to taste preferences of dogs and people. Cats apparently prefer foods flavored with animal products (eg, fats, meats). This difference in food preference is especially important when choosing a food to stimulate appetite in anorectic cats.

In the diet of carnivores, fat typically provides most of the fuel for energy, but it is also important for increasing the palatability and acceptance of food.[4,31] Meat-based diets, which also contain animal fat, supply essential fatty acids to cats, including linoleic, linolenic, arachidonic acid, and some eicosotrienoic acid.[31] Most species can convert linoleic acid to arachidonic acid, the primary precursor for the 2-series prostaglandins, leukotrienes, and thromboxanes. They also can convert α-linolenic acid to eicosapentaenoic and docosahexaenoic acids through desaturation and elongation pathways. Cats lack adequate hepatic Δ-6-desaturase activity and other hepatic desaturases, all of which are required for synthesis of arachidonic acid and eicosapentaenoate and docosahexaenoate.[31,32] Similar to the situation for many other nutrients, cats do not have the enzymatic machinery to synthesize derivatives of arachidonic acid, probably because the end products are plentiful in the natural diet of cats (ie, consumption of animal tissues).

Vitamins

The vitamin needs of cats are also unique, compared with requirements of dogs and other omnivores. Cats require increased amounts of many dietary water-soluble B vitamins, including thiamin, niacin, pyridoxine (ie, B_6), and, in certain circumstances, cobalamin (ie, B_{12}). Pyridoxine is especially important, because it is an essential cofactor in all transaminase reactions, which are constantly active in cats.[2] Cats can synthesize niacin, but their dietary requirement is 4 times higher than that of dogs because of the fact that they have a much higher rate of catabolism of vitamin precursors.[33] Thiamin deficiency can occur in anorectic cats and cats consuming diets high in thiaminase (high in seafood), and it is clinically evident as severe muscle weakness. Because most water-soluble B vitamins are not stored (the exception is cobalamin, which is stored in the liver), a continually available dietary source is required to prevent deficiency. In anorectic or ill cats, daily supplementation with a solution containing multiple B complex vitamins (1 mL of multiple B complex/d) or IV administration of supplemented fluids (2 to 4 mL of multiple B complex/500 mL of fluid) will help prevent deficiency.[34] Deficiency is rare in cats consuming appropriate diets, because each of the B vitamins are found in high concentrations in animal tissues and are added to commercial diets formulated for cats.[2]

Vitamins A, D, E, and K are fat-soluble vitamins. Of these, cats have special needs for vitamins A and D. Vitamin A is found naturally only in animal tissues, and it must be provided as the biologically active form in diets formulated for cats because of the fact that cats cannot convert β-carotene (which is plentiful in plants) to retinol (the active form of vitamin A); this conversion is not possible, because cats lack the necessary intestinal enzyme.[35] Vitamin A has a number of vital roles in physiologic processes and clinical health, including maintenance of vision, bone and muscle growth, reproduction, and healthy epithelial tissues.[2] Deficiency of Vitamin A is rare in cats fed commercially available foods and develops slowly with deficient diets, because it is stored in the liver. In fact, deficiencies are rare and only develop in cats with severe liver failure or disease of the gastrointestinal tract that results in fat malabsorption. Caution is strongly advised in supplementation of vitamin A, because toxicosis can easily develop, resulting in hepatotoxic effects or steatitis.[2,35] The recommended dose for oral administration of supplemental vitamin A in deficient cats is 400 U/kg (182 U/lb) of body weight/d.[34]

Similar to vitamin A, vitamin D (eg, calcitriol) is also required in the diets of cats. Cats are unable to meet their metabolic needs for vitamin D via dermal photosynthesis because they lack 7-dehydrocholesterol, which is required for synthesis.[36] Vitamin D is found in high amounts in the liver and fatty tissue of animals, so cats normally meet their needs for this vitamin via their carnivorous diet. The primary function of vitamin D is calcium and phosphorus homeostasis, with particular emphasis on intestinal absorption, retention, and bone deposition of calcium. Similar to the situation for vitamin A, deficiency of calcitriol is rare and develops slowly; thus, supplementation should be approached cautiously and only for cats with severe hypocalcemia, because excess amounts of vitamin D can cause hypercalcemia. The recommended dose of vitamin D_3 (calcitriol) in cats is 0.03 to 0.06 µg/kg (0.015 to 0.03 µg/lb) of body weight/d, PO.[34] Cats administered calcitriol should be monitored by measuring serum ionized calcium concentrations, because they are more accurate and more rapidly reflect potential overdoses than serum calcium concentrations.

The other 2 fat-soluble vitamins (vitamins E and K) are also important and may become deficient in cats that have prolonged anorexia, hepatic disease, or severe intestinal disease with fat malabsorption.

However, dietary deficiency is unlikely because of the fact that commercial foods formulated for cats are fortified with these vitamins.

Water

The water needs of cats reflect their early status as desert-dwelling animals and their development as strict carnivores that obtain most of their water requirements from consumption of prey. Cats have a less sensitive response to thirst and dehydration than dogs or other omnivores, and they adjust their water intake to the dry-matter content of their diet rather than the moisture content.[37] This means that cats eating commercial dry foods will consume approximately half the amount of water (in their diet and through drinking), compared with cats eating canned foods.[2] Feeding canned foods increases water intake and urine volume; thus, it will decrease the concentration of urolith-forming minerals in the urine. In older cats that tend to produce urine with a lower concentration, an increase in water consumption becomes even more important to avoid dehydration and development of prerenal azotemia. However, feeding canned foods or moistened dry foods will increase accumulation of dental tartar and the resulting periodontal disease.

Obesity in Cats

Although figures vary, it is estimated that 25 to 33% of cats are overweight or substantially obese.[38] In fact, obesity is the most common nutritional disorder in dogs and cats in the United States. There are a large number of factors that contribute to this problem, including sex (sexually intact vs neutered; male vs female), age, activity (indoor vs outdoor), and feeding style (meal feeding vs free choice).[39] Neutered male and female animals require fewer calories (estimates of 25 to 30%) for maintenance than sexually intact animals.[40] It has also been suggested that neutering may increase food intake, especially in male cats, and result in disordered leptin control of body fat mass.[c] Furthermore, many people prefer to feed their cats dry food that is available free choice. Active cats with a thin body condition that effectively self-regulate their intake may be fed food free choice. However, many inactive cats cannot be fed this way, because they tend to overeat as a result of the increased amount of fat and palatability of commercially available foods. There are a variety of possible explanations for obesity in pet cats, including hormonal changes (eg, neutering), boredom (eg, indoor cats), type of diet (eg, dry CHO-based food), inactivity (eg, decreased energy expenditure), or simple overfeeding. However, although a combination of these factors is likely to be important in the development of obesity, the role of diet in this problem is increasingly being scrutinized. Regardless of the cause, obese cats have many health issues, such as development of diabetes mellitus, joint disturbances or lameness, development of feline lower urinary tract disease, IHL, and nonallergic skin conditions.

One dietary factor that is receiving increased attention in obese cats is the role of CHO-dense diets. Cats housed exclusively indoors and consuming energy-dense, high-starch, dry foods are provided with more energy than they can effectively use. Any dietary CHO not used for energy is converted and stored as fat. Diets that are severely restricted for energy (eg, traditional low-fat, high-fiber, weight-loss diets) may result in weight loss, but it is often to the detriment of lean body mass.[41,d] Many of these diets contain high concentrations (> 15%) of insoluble fiber, which increases fecal bulk and volume, potentially increases fecal water loss (eg, increase risk of dehydration in cats not consuming an adequate quantity of water), and has detrimental effects on nutrient (eg, protein) digestibility.[42,43] Ultimately, successful weight loss requires maintenance of lean body mass, because lean body mass is the major determinant of basal energy metabolism and is a major influence on whether weight is regained.[44]

Several investigators have evaluated the use of a high-protein, low-CHO diet (protein, 45% or higher; nitrogen free extract [NFE], < 10%; energy, 3,030 kcal of metabolizable energy [ME]/kg of food on an as-fed basis) for weight loss in cats. In 1 study,[d] weight reduction in cats on a high-protein, low-CHO diet was compared with that for cats fed a commercial hypoenergetic diet (protein, 34%; NFE, 45%; energy, 2,600 kcal of ME/kg of food on an as-fed basis). Cats in both groups lost weight, but cats consuming the high-protein, low-CHO diet maintained lean body mass during weight loss. Additional studies are necessary, but this approach to inducing weight loss in cats makes metabolic and nutritional sense providing that they are fed appropriate amounts of food (ie, food is not available free choice).

Canned foods generally are best to provide a high-protein, low-CHO dietary combination. Most dry foods are energy dense and have greater CHO concentrations (CHO > 25% on a dry-matter [DM] basis), because starch is necessary to make the kibble. The typical nutrient characteristics of canned foods formulated for kittens are 45 to 55% protein (DM basis), 8 to 15% starch (DM basis), and 15 to 25% fat (DM basis) with little dietary fiber (< 1% [DM basis]). These characteristics are not far removed from that of the natural diet of cats (Appendix 1).

One aspect of weight loss that has received a great deal of attention in recent years is the use of carnitine supplementation in an attempt to enhance weight loss. In 1 study,[20] investigators revealed that supplemental amounts of carnitine in diets formulated for cats increased lipid metabolism despite an apparent lack of evidence of a carnitine deficiency in those cats. Furthermore, it decreased the amount of time required to achieve safe weight loss in those cats. Oral administration of carnitine (250 mg/d) is recommended for obese cats undergoing weight loss.[20,21,23] Underscoring the increased interest in the use of carnitine for weight loss, pet food companies are adding carnitine to their weight-reduction diet formulas, and this should be taken into account when considering the provision of additional amounts of carnitine.

Diabetes Mellitus in Cats

Approximately 65% of all diabetic cats have type-II (non–insulin-dependent) diabetes.[45] However, these cats may be transiently, or permanently, insulin-dependent at the time when the condition is diagnosed. This is in sharp contrast to dogs, the overwhelming majority of which have type-I (insulin-dependent) diabetes.[46] Dietary recommendations extrapolated from recommendations for humans and dogs are to feed affected cats diets high in insoluble or mixed fiber.[47] However, with the increased understanding of unique protein and CHO metabolism in cats, these recommendations have been challenged. High-protein, low-CHO diets and low-fiber diets are highly beneficial in the management of cats with diabetes, resulting in a reduction of > 50% in the amount of insulin required in 8 of 9 cats in 1 study.[48] In another study,[f] complete cessation of insulin administration was reported for one-third of the cats. In another study,[49] researchers reported that contrary to what is observed in dogs, cats fed diets containing soluble or insoluble fiber had altered glucose tolerance. Another study reported that feeding typical adult maintenance diets to cats resulted in development of greater postprandial hyperinsulinemia, even in cats with normal body weights, compared to cats consuming a high-protein diet.[50] Persistent hyperinsulinemia may lead to decreased mobilization of nonesterified fatty acids (or possibly re-esterification of fatty acids); thus, it could potentially lead to weight gain or obesity in cats consuming typical maintenance (high-CHO) diets.[50] In obese diabetic cats, high-protein, low-CHO diets reduce postprandial hyperglycemia but also decrease the overall insulin requirement. Furthermore, canned high-protein, low-CHO diets result in weight loss that will ultimately reduce obesity-induced insulin resistance. Unfortunately, not all diabetic cats have adequate function of β cells, especially when the hyperglycemia (which causes down-regulation of β cells through glucose toxicity) or insulin resistance (attributable to obesity or other causes) has been a longstanding condition.[45] Nevertheless, a reduction in dietary starch will substantially reduce the insulin requirement (endogenous and exogenous) in affected cats. Thus, the earlier that obesity and hyperglycemia are recognized and corrected, the more likely that the injury to (or down-regulation of) β cells will not be permanent. Several reviews have been published on management of diabetes in cats, including use of insulin therapy, oral hypoglycemic therapy, and other aspects of management of this common endocrine problem in cats.[45,51]

IHL in Cats

Idiopathic hepatic lipidosis is a common hepatobiliary problem in cats, especially cats that are obese or stressed. It is the most common metabolic hepatic disease of cats.[52] Despite the concerted efforts of many clinicians and researchers, the etiopathogenesis of IHL is still incompletely understood. It has been suggested that IHL is the result of a combination of factors, including excessive peripheral lipid mobilization (as a result of cortisol and catecholamine release attributable to stress or illness) and subsequent development of nutritional deficiencies in the formation of lipoproteins and the mobilization of triglycerides.[20,52,53] Various nutrients may be involved in the pathogenesis of IHL, including (but not limited to or proven) taurine, carnitine, arginine, threonine, citrulline, choline, nonesterified fatty acids, and B vitamins. Additional studies are required to elucidate which, if any, of these nutrients may be critical to development of the lipid and lipoprotein derangements that characterize IHL. Nonetheless, successful treatment of IHL is based on early intervention and, in most cases, placement of a feeding tube so that adequate nutritional support can be provided.[54] In cats that receive early aggressive nutritional support, the prognosis for survival approaches 90%, but in cats not receiving such treatment, the chance of survival is only 10 to 15%.[55] The best diet for treatment of cats with IHL is unknown, but evidence clearly suggests that dietary protein reduces hepatic lipid accumulation and maintains nitrogen and energy balance in cats with IHL.[56] Furthermore, although ingestion of CHO reduces hepatic lipid accumulation, it is ineffective in preventing clinical manifestations of IHL, which are likely attributable to the need for protein and other nutrients that cats derive from a meat-based diet (eg, carnitine, arginine, vitamin A, and certain B vitamins).

Carnitine improves hepatic lipid oxidation, arginine is essential for proper function of the urea cycle and metabolism of dietary proteins, and B vitamins are essential cofactors that are necessary for multiple pathways of protein and lipid metabolism. Supplemental amounts of these components most commonly recommended for cats with IHL have been identified (Appendix 3). In general, the keys to prevention and treatment of IHL are to recognize at-risk cats, develop plans for management of obesity, aggressively treat anorectic cats regardless of the cause or the cat's body condition, and remember that cats are true carnivores and that even those in severe hepatic failure need protein. Cats with signs of hepatoencephalopathy may require diets containing a lower percentage of protein than is found in maintenance or recovery diets to reduce ammoniagenesis (30 to 35% protein on a DM basis), or they need diets with other types of protein to reduce formation of false neurotransmitters (eg, less aromatic amino acids). Several reviews have been published that provide information on the diagnosis of IHL or specific medical treatment of cats with this condition.[54,55]

Dietary Intolerance and Inflammatory Bowel Disease (IBD) in Cats

Dietary intolerance is a non–immune-mediated, clinically important cause of gastrointestinal tract disease (eg, vomiting and diarrhea) in cats. It can be caused by a number of substances found in diets formulated for cats, including protein and CHO source, flavorings, and preservatives and additives such as colors or extenders. Despite the wide array of potential causes of food intolerance, removal of the offending substance from the diet will cure the problem. Conversely, IBD in cats is an idiopathic, inflammatory, immune-mediated disease of the intestinal tract that dietary and immunosuppressive or anti-inflammatory treatments may control, but we do not have a clear understanding of the cause of IBD.[57,58] It is likely that IBD is triggered by an antigenic response to food, bacterial, or parasitic antigens in the intestinal lumen by immune cells of the gastrointestinal tract. The mechanism by which this normal inflammatory response becomes aberrant and persistent, ultimately resulting in chronic severe inflammation (ie, IBD), loss of normal gastrointestinal function (eg, vomiting or diarrhea), and, possibly, the development of neoplasia (eg, lymphoma) in the gastrointestinal tract of some cats, is unknown.

Several possible causes have been investigated in humans with IBD, with a great deal of research focused on the role of bacteria in the development and persistence of the aberrant immune response.[59] Direct supportive evidence for a specific role of bacteria in the development of IBD in cats is lacking, but several aspects of digestive physiologic and intestinal microbiologic characteristics of cats suggest a possible role for bacteria in the disease. First, cats have higher concentrations of bacteria in their small intestine (approx 10^9 organisms), compared to dogs and people (< 10^5 organisms).[60,61] The reason for the increased number of bacteria in the small intestines of cats is not known, but it may be attributable to their expected carnivorous diet and shorter (relative to dogs on the basis of body size) gastrointestinal tract. It has been suggested that increased numbers of bacteria in the intestines serve to enhance digestion of proteins and fats in diets typically fed to cats.[35] Conversely, diets higher in CHO or fiber may influence bacterial numbers or species, altering bacterial flora in ways that may include overgrowth of nonbeneficial or pathogenic species. To the author's knowledge, there have not been any studies to evaluate the effects of a moderate- to high-CHO maintenance diet, compared with effects for a high-protein, low-CHO diet, on the numbers or species of enteric microflora in cats. Nevertheless, because the natural diet of cats is a high-protein, moderate-fat, low-CHO diet, it seems reasonable to assume that enteric flora and anatomy of the gastrointestinal tract of cats would be designed to accommodate these diets more readily. Because IBD and dietary intolerance are common causes of clinical gastrointestinal tract disease in cats, this is an area of investigation that requires further concentrated effort.

Conclusion

Although a simple change in diet will not solve all of the ills of affected cats, it is reasonable to believe that their lives are influenced by the foods they consume. There is no question that nutrition plays a key role in obesity, diabetes mellitus, IHL, and, probably, IBD in cats. However, these problems are clearly complex and involve multiple factors, including genetic and environmental influences as well as the nutritional factors described previously. Nevertheless, veterinarians cannot ignore the unique nutritional needs of cats, because unlike omnivorous dogs, cats are cats and true carnivores.

[a]Science Diet Feline Maintenance Beef, Hill's Pet Nutrition Inc, Topeka, Kan.

[b]Science Diet Growth, Hill's Pet Nutrition Inc, Topeka, Kan.

[c]Kanchuck ML, Backus RC, Calvert CC, et al. The effect of neutering on food intake, body weight, plasma leptin, and insulin concentrations in normal and lipoprotein lipase deficient male cats, in *Proceedings*. Waltham Int Symp Small Anim Nutr 2001:34.

[d]Nguyen P, Martin L, Siliart B, et al. Weight loss in obese cats: evaluation of a high protein diet, in *Proceedings*. Waltham Int Symp Small Anim Nutr 2001;28.

[e]Bennett N, Greco DS, Peterson ME. Comparison of a low carbohydrate versus high fiber diet in cats with diabetes mellitus (abstr). *J Vet Intern Med* 2001:15;297.

References

1. Dratfield J, Coughlin P. *The quotable feline*. New York: Alfred A. Knopf Inc, 1996;6–7.

2. Kirk CA, Debraekeleer J, Armstrong PJ. Normal cats. In: Hand MS, Thatcher CD, Remillard RL, et al, eds. *Small animal clinical nutrition*. 4th ed. Philadelphia: WB Saunders Co, 2000;291–351.

3. Vondruska JF. The effect of a rat carcass diet on the urinary pH of the cat. *Comp Anim Pract* 1987;1:5–9.

4. Morris JG. Idiosyncratic nutrient requirements of cats appear to be diet-induced evolutionary adaptations. *Nutr Res Rev* 2002;15:153–168.

5. Rogers QR, Morris JG. Essentiality of amino acids for the growing kitten. *J Nutr* 1979;109:718–723.

6. Harper AE. Effect of variations in protein intake on enzymes of amino acid metabolism. *Can J Biochem* 1965:43: 1589–1603.

7. Das TK, Waterlow JC. The rate of adaptation of the urea cycle enzymes, aminotransferase, and glutamic dehydrogenase to changes in dietary protein. *Br J Nutr* 1974;32:353–373.

8. Rogers QR, Morris JG, Freedland RA. Lack of hepatic enzymatic adaptation to low and high levels of dietary protein in the adult cat. *Enzyme* 1977;22:348–356.

9. Russell K, Murgtroyd PR, Batt RM. Net protein oxidation is adapted to dietary protein intake in domestic cats (*Felis silvestris catus*). *J Nutr* 2002;132:456–460.

10. Knopf K, Sturman JA, Armstrong M, et al. Taurine: an essential nutrient for the cat. *J Nutr* 1978;108:773–778.

11. Hickman MA, Rogers QR, Morris JG. Effect of processing on the fate of dietary [^{14}C] taurine in cats. *J Nutr* 1990;120:995–1000.

12. Morris JG, Rogers QR, Kim SW, et al. Dietary requirement of taurine of cats is determined by microbial degradation of taurine in the gut. *Adv Exp Med Biol* 1994;359:59–70.

13. Morris JG, Rogers QR, Winterrowd DL, et al. The utilization of ornithine and citrulline by the growing kitten. *J Nutr* 1979;109:724–729.

14. Morris JG, Rogers QR. Ammonia intoxication in the near adult cat as a result of a dietary deficiency of arginine. *Science* 1978;199:431–432.

15. National Research Council. Nutrient requirements of cats. Washington, DC: National Academy Press, 1986.

16. Stipanuk MH, Bagley PJ, Hou YC, et al. Hepatic regulation of cysteine utilization for taurine synthesis. *Adv Exp Med Biol* 1994;359:79–89.

17. Center SA. S-Adenosyl-methionine (SAMe): an antioxidant and anti-inflammatory nutriceutical, in *Proceedings*. 18th Annu Meet Am Coll Vet Int Med Forum 2000;550–552.

18. Hendriks WH, Moughan PJ, Tarttelin MF, et al. Felinine: a urinary amino acid of Felidae. *Comp Biochem Physiol B Biochem Mol Biol* 1995;112B:581–588.

19. Morris JG, Rogers QR. Cats require more dietary phenylalanine or tyrosine for melanin deposition in hair than for maximal growth. *J Nutr* 2002;132:2037–2042.

20. Blanchard G, Paragon BM, Milliat F, et al. Dietary L-carnitine supplementation in obese cats alters carnitine metabolism and decreases ketosis during fasting and induced hepatic lipidosis. *J Nutr* 2002;132:204–210.

21. Center SA, Harte J, Watrous D, et al. The clinical and metabolic effects of rapid weight loss in obese pet cats and the influence of supplemental oral L-carnitine. *J Vet Intern Med* 2000;14:598–608.

22. Rebouche CJ, Seim H. Carnitine metabolism and its regulation in microorganisms and mammals. *Ann Rev Nutr* 1998;8:39–61.

23. Carroll MC, Cote E. Carnitine: a review. *Compend Contin Educ Pract Vet* 2001;23:45–52.

24. Hoppel CL, Genuth SM. Carnitine metabolism in normal

weight and obese human subjects during fasting. *Am J Physiol* 1980;238:E409–E415.

25. Kienzle E. Carbohydrate metabolism of the cat. 1. Activity of amylase in the gastrointestinal tract of the cat. *J Anim Physiol Anim Nutr* 1993;69:92–101.

26. Kienzle E. Carbohydrate metabolism of the cat. 2. Digestion of starch. *J Anim Physiol Anim Nutr* 1993;69:102–114.

27. Kienzle E. Effects of carbohydrate on digestion in the cat. *J Nutr* 1994;124:2568S–2571S.

28. Ballard FJ. Glucose utilization in the mammalian liver. *Comp Biochem Physiol* 1965;14:437–443.

29. Ureta T. Comparative isoenzymology of vertebrate hexokinases. *Comp Biochem Physiol* 1982;71:549–555.

30. Kienzle E. Blood sugar levels and renal sugar excretion after intake of high carbohydrate diets in cats. *J Nutr* 1994;124:2563S–2567S.

31. MacDonald ML, Rogers QR, Morris JG. Role of linoleate as an essential fatty acid for the cat independent of arachidonate synthesis. *J Nutr* 1983;113:1422–1433.

32. Bauer JE. Fatty acid metabolism in domestic cats (*Felis catus*) and cheetahs (*Acinonyx jubatus*), in *Proceedings*. Nutr Soc 1997;56:1013–1024.

33. MacDonald ML, Rogers QR, Morris JG. Nutrition of the domestic cat, a mammalian carnivore. *Annu Rev Nutr* 1984;4:521–562.

34. Boothe DM. Small animal formulary. In: *Boothe's small animal formulary*. 5th ed. Lakewood, Colo: AAHA Press, 2000;1–139.

35. Gershoff SN, Andrus SB, Hegsted DM, et al. Vitamin A deficiency in cats. *Lab Invest* 1957;6:227–240.

36. How KL, Hazewinkel HA, Mol JA. Dietary vitamin D dependence of cat and dog due to inadequate cutaneous synthesis of vitamin D. *Gen Comp Endocrinol* 1994;96:12–18.

37. Anderson RS. Water balance in the dog and cat. *J Small Anim Pract* 1982;23:588–598.

38. Scarlett JM, Donoghue S, Daidla J, et al. Overweight cats: prevalence and risk factors. *Int J Obes* 1994;18:S22–S28.

39. Donoghue S, Scarlett JM. Diet and feline obesity. *J Nutr* 1998;128:S2776–S2778.

40. Flynn MF, Hardie EM, Armstrong PJ. Effect of ovariohysterectomy on maintenance energy requirement in cats. *J Am Vet Med Assoc* 1996;209:1572–1581.

41. McIntosh MK. Nutrients and compounds affecting body composition and metabolism, in *Proceedings*. Purina Nutr Forum 2000;18–28.

42. Hannah S. Role of dietary protein in weight management. *Compend Contin Educ Pract Vet* 1999;21:32–33.

43. Fahey GC Jr, Merchen NR, Corbin JE, et al. Dietary fiber for dogs. 1. Effects of graded levels of dietary beet pulp on nutrient intake, digestibility, metabolizable energy and digesta mean retention time. *J Anim Sci* 1990;68:4221–4228.

44. Butterwick RF, Markwell PJ. Body composition changes in cats during weight reduction by controlled calorie restriction. *Vet Rec* 1996;138:354–357.

45. Rand JS, Martin GJ. Management of feline diabetes mellitus. *Vet Clin North Am Small Anim Pract* 2001;31:881–913.

46. Freeman LM. Understanding canine diabetes and its management—part I, in *Proceedings*. 20th Annu Am Coll Vet Intern Med Forum, 2002;35–40.

47. Nelson RW, Scott-Moncrieff JC, Feldman EC, et al. Effect of dietary insoluble fiber on control of glycemia in cats with naturally acquired diabetes mellitus. *J Am Vet Med Assoc* 2000;216:1082–1088.

48. Frank G, Anderson W, Pazak H, et al. Use of a high-protein diet in the management of feline diabetes mellitus. *Vet Ther* 2001;2:238–246.

49. Hoenig M, Laflamme DP. Effect of fiber on glucose metabolism and lipids in the cat. *Compend Contin Educ Pract Vet* 2001;23:77–78.

50. Hoenig M, Alexander S, Pazak H. Effect of a high- and low-protein diet on glucose metabolism and lipids in the cat, in *Proceedings*. Purina Nutr Forum 2000;98–99.

51. Behrend EN, Greco DS. Treatment of feline diabetes mellitus: overview and therapy. *Compend Contin Educ Pract Vet* 2000;22:423–438.

52. Griffin B. Feline hepatic lipidosis: pathophysiology, clinical signs, and diagnosis. *Compend Contin Educ Pract Vet* 2000;22:847–858.

53. Brown B, Mauldin GE, Armstrong J, et al. Metabolic and hormonal alterations in cats with hepatic lipidosis. *J Vet Intern Med* 2000;14:20–26.

54. Griffin B. Feline hepatic lipidosis: treatment recommendations. *Compend Contin Educ Pract Vet* 2000;22:910–922.

55. Center SA, Warner K. Feline hepatic lipidosis: better defining the syndrome and its management, in *Proceedings*. 16th Am Coll Vet Intern Med Forum, 1998:56–58.

56. Biourge V, Massat B, Groff JM, et al. Effects of protein, lipid, or carbohydrate supplementation on hepatic lipid accumulation during rapid weight loss in obese cats. *Am J Vet Res* 1994;55:1406–1415.

57. Krecic MR. Feline inflammatory bowel disease: pathogenesis, diagnosis, and relationship to lymphosarcoma. *Compend Contin Educ Pract Vet* 2001;23:951–960.

58. Jergens AE. Feline inflammatory bowel disease. *Vet Clin North Am Small Anim Pract* 1999;29:501–521.

59. Sartor RB. Pathogenesis and immune mechanisms of chronic inflammatory bowel diseases. *Am J Gastroenterol* 1997;92:S5–S11.

60. Gruffydd-Jones TJ, Papasouliotis K, Sparkes AH. Characterization of the intestinal flora of the cat and its potential for modification. In: Reinhart GA, Carey DP, eds. *Recent advances in canine and feline nutrition*. Vol II. Wilmington, Del: Orange Frazier Press, 1998;473–483.

61. Johnston KL, Swift NC, Forster-van Hijfte M, et al. Comparison of the bacterial flora of the duodenum in healthy cats and cats with signs of gastrointestinal tract disease. *J Am Vet Med Assoc* 2001;218:48–51.

Appendix 1

Comparison of nutrients in selected diets[2] consumed by cats

Nutrient	Rat carcass[3]	Canned maintenance diet*,a	Canned growth diet*,b	AAFCO*
Protein (%)	55	45.2	49	26
Fat (%)	38.1	25.4	36.2	9.0
Carbohydrate (%)	9.1	19.9	6.9	–
Fiber (%)	1.2	2.9	0.6	–
Moisture (%)	63.6	75.6	69.6	–
Calcium (%)	1.15	0.94	1.09	0.6
Phosphorus (%)	0.98	0.78	0.95	0.5
Vitamin A (U/kg)	84,800	–	–	5,000
Vitamin E (U/kg)	33	–	–	30
Thiamin (mg/kg)	5.8	–	–	5.0
Riboflavin (mg/kg)	10.7	–	–	4.0
Niacin (mg/kg)	156.6	–	–	60
Folic acid (mg/kg)	2.8	–	–	0.8
Pantothenic acid (mg/kg)	54.9	–	–	5.0
Cobalamin (µg/kg)	22.5	–	–	20
Iron (mg/kg)	288	–	–	80
Zinc (mg/kg)	71.4	–	–	75

*Nutrients are expressed on a dry-matter basis.

AAFCO = Association of American Feed Control Officials. – = Not determined.

Appendix 2

Amino acids in cats[2]

Amino acid	Essentiality	Gluconeogenic (G) or ketogenic (K) status	Sources and comments
Alanine	Nonessential	G	Synthesized from pyruvate and glutamate. Used in glucose-alanine cycle.
Arginine	Essential	G	High concentrations in muscle proteins; can be synthesized, but cats synthesize low amounts because they lack enzymes for synthesis of ornithine and citrulline. Essential for function of urea cycle and formation of nitric oxide and polyamines.
Asparagine	Nonessential	G	Abundant in potatoes; synthesized from aspartate and glutamine.
Aspartate	Nonessential	G	Synthesized from glutamate and oxaloacetate. Used as a neurotransmitter and in synthesis of purine and pyrimidine nucleotides.
Cysteine	Conditionally	G	Synthesized from serine. A sulfur-containing amino acid, it can replace methionine. Important in synthesis of S-adenosyl-methionine (SAMe), and glutathione.
Glutamate	Nonessential	G	Synthesized from branched-chain amino acids. Used as a neurotransmitter and as a precursor to alanine and glutamine synthesis in muscle.
Glutamine	Conditionally	G	Abundant in potatoes; synthesized from glutamate. Used in synthesis of purine and pyrimidine nucleotides; important energy source for enterocytes; precursor to citrulline and, thus, arginine.
Glycine	Nonessential	G	Synthesized from serine or choline. Used in formation of creatine, purine, and pyrimidine.
Histidine	Essential	G	High amounts in hemoglobin. Used in formation of histamine.
Isoleucine	Essential	G and K	Branched-chain amino acid.
Leucine	Essential	K	Branched-chain amino acid.
Lysine	Essential	K	Precursor for carnitine synthesis; it is easily destroyed by heat processing.
Methionine	Essential	G	Sulfur-containing amino acid that is converted to cysteine and is important in polyamine synthesis (SAMe), carnitine synthesis, and as a methyl donor. It may be a limiting amino acid in cats.
Phenylalanine	Essential	G and K	Aromatic amino acid that is degraded in liver to form tyrosine. It may be a limiting amino acid in cats.
Proline	Nonessential	G	Synthesized from glutamate. It may be conditionally essential in cats, because they lack biosynthetic enzymes.
Serine	Nonessential	G	Synthesized from glycolytic intermediates or pyruvate.
Taurine	Essential		Synthesized from methionine and cysteine but in extremely low concentrations in cats. Used in conjugation of bile acids; essential for vision, reproduction, and muscle function (especially cardiac muscle).
Threonine	Essential	G	Used as an energy source and in muscle protein.
Tryptophan	Essential	G and K	Used as a neurotransmitter.
Tyrosine	Conditionally	G and K	Used as a neurotransmitter; important in (source of melatonin and dopamine metabolism and methionine) synthesis of thyroid hormones; increased requirements in cats with black coats.
Valine	Essential	G	Branched-chain amino acid.

Appendix 3

Supplemental dietary components for cats

Component	Dose	Comments
L-Carnitine	250 to 500 mg/d, PO	May be administered all at once or divided throughout the day. Administer with food.
Taurine	250 to 500 mg/d, PO	May be administered all at once or divided throughout the day. Administer with food.
SAMe	20 mg/kg, PO	Administer once daily. Used as an antioxidant and source of methionine for other metabolic pathways.
Vitamin E	100 to 200 U/cat, PO	Administer with food. Used as an antioxidant. May be required in severe hepatic disease or gastrointestinal malabsorption.
Vitamin K	0.5 to 1.5 mg/kg, SC	Administer once daily as needed for severe hepatic disease, fat malabsorption, or deficiency of vitamin K.
B-complex vitamins	2 or 4 mL/L of fluids, IV 0.5 mL/d, SC	Especially important in sick or anorectic cats, because B vitamins are not stored.
Cobalamin	250 µg/wk, SC, for 4 weeks, then 250 µg/mo, SC, as needed	Cats with severe gastrointestinal tract disease may become deficient and require long-term parenteral administration to prevent deficiency.

From: shareholders.im@pg.com
Date: Mon, 14 Apr 2008 13:47:55 -0400
To: MJ <dectiri@earthlink.net>
Subject: Re: Shareholders Meeting in Nov

Thanks for contacting us.

Pursuant to the regulations issued by the SEC, to be considered for inclusion in the Company's proxy statement for presentation at the 2008 Annual Meeting, scheduled for October 14, 2008, all shareholder proposals must be received by the Company on or before the close of business Tuesday, May 6, 2008. Proposals should be mailed to Susan S. Felder, Assistant Secretary, One P&G Plaza, Cincinnati, OH 45202-3315. She will also accept a faxed proposal (to be followed up with a hard copy). Her fax number is 513-983-2611.

If a shareholder notifies the Company after July 11, 2008 of an intent to present a proposal at the 2008 annual meeting of shareholders, the company will have the right to exercise its discretionary voting authority with respect to such proposal without including information regarding such proposal in its proxy materials.

Thanks again for your message.

Carol
P&G Shareholder Services
www.pg.com/investor

MJ <dectiri@earthlink.net>

04/13/2008 02:28 PM

To: Jon Shareholders-IM/PGI@PGI
cc: David J Huebener FAM <djhuebener@juno.com>, BJ Sandoz FAM <bjsand2@juno.com>
Subject: Shareholders Meeting in Nov

If I wanted to put in a proposal for consideration at the November Shareholders Meeting, is there a format for such a submission. Possibly a PDF form or some such.

I believe my current portfolio still has about 300 shares of P&G when I last looked so I believe that I am entitled to submit a proposal with some reasonable expectation of decent consideration. My father worked at P&G for 25 years in the printshop (before the govt got involved) and my mother managed grow that early form of worker's involvement to ensure that her children would inherit a substantial endowment of P&G stock, though each of us has our own interests. I think that workers' investment opportunity was an ideal method of getting unified working efforts. At the moment though, the concern is for excellent research to be reflected in P&G's products and we have encountered a serious lapse in that category which we feel is appropriate for shareholder consideration since these research results are not well understood.

Sincerely

MJ Huebener-Raichyk, PhD
4263 Ferguson Dr #2
Cincinnati OH 45245

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 29, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter dated June 10, 2008

The proposal relates to cat food.

There appears to be some basis for your view that Procter & Gamble may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Procter & Gamble relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel


END